SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                 AMENDMENT NO. 5

      General Form for Registration of Securities of Small business Issuers
                         Commission file number 0-26559

                               CIK No. 0001082603

                                  XIN NET CORP.

             (Exact name of registrant as specified in this charter)

                  Florida                         330-751560
              -------------------------------     --------------------
              (State of other jurisdiction        (I.R.S. Employer
              of incorporation or organization)    Identification No.)

          #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2
          -------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (604) 632-9638

        Securities Registered to be Pursuant to Section 12(b) of the Act:

                                    NONE

      Securities Registered to be Pursuant to Section 12(g) of the Act

                        COMMON STOCK $.001 PAR VALUE

                                TABLE OF CONTENTS
                                      PART I

                                                                           Page

Item 1.  Business                                                              3

Item 2.  Management's Discussion and Analysis of Financial Condition          25
         and Results of Operations

Item 3.  Properties                                                           29

Item 4.  Security Ownership of Certain Beneficial Owners and Management       29

Item 5.  Directors and Executive Officers of the Registrant                   31

Item 6.  Executive Compensation                                               33

Item 7.  Certain Relationships and Related Transactions                       36

Item 8.  Description of Securities                                            38

                                   PART II

Item 1.  Market for Registrant's Common Stock and Security Holder Matters     39

Item 2.  Legal Proceedings                                                    39

Item 3.  Changes in and Disagreements with Accountants on                     40
         Accounting and Financial Disclosure

Item 4.  Recent Sales of Unregistered Securities                              40

Item 5.  Indemnification of Directors and Officers                            58


                                   PART F/S

Financial Statements and Supplementary Data                                   59

Exhibits, Financial Statement Schedule and Reports on Form 8-K                60

Signature Page                                                                61

                                     PART I

ITEM 1.  BUSINESS

(a) General Description and Development of Business.

                              HISTORY OF COMPANY

     On September 6, 1996, the Company was incorporated under the laws of the State of Florida under the name of Placer Technologies, Inc. The Company conducted a small public offering of 200,000 shares @ $.25 per share to achieve $50,000 in capital. In December 1996 a Rule 15c2-11 filing resulted in trading approval on the OTCBB.

      The Company's initial primary service consisted of developing Web Home Pages for small businesses in USA. Minimal revenues were generated in 1996.

     On April 2, 1997, the Company acquired 100% interest of Infornet Investment Limited ("Infornet"), a Hong Kong corporation. In August 1997, Infornet entered into a joint venture agreement with Xin Hai Technology Development Ltd., (Xin
Hai), an experienced internet Service Provider (ISP) which owns and operates internet licenses in the cities of Beijing, Shenyang and Shanghai, China.

     On June 11, 1997, the Company purchased 100% interest of Infornet Investment Corp., a British Columbia corporation. Infornet Investment Corp. manages daily operations for the Company.

     On July 24, 1998, the Company changed its name from Placer Technologies, Inc. to Xin Net Corp. in order to reflect the core business more accurately.

                                   BUSINESS

Corporate Overview

     The Company structure and major subsidiaries is as follows, with the jurisdiction of incorporation of each subsidiary included in parentheses:

                                  Xin Net Corp.
                                 (Florida, USA)

Infornet Investment Corp.                         Infornet Investment Ltd.
(100% Owned)                                      (100% Owned)
(BC. Canada)                                      (Hong Kong)

                                                  Placer Technologies Corp.
                                                  joint venture
                                                  (Beijing, China)
                                                  (with Xin Hai Technology Ltd.)

The Company incorporated Xinbiz Corp. (British Virgin Islands) on January 14, 2000 and its subsidiary Xinbiz Ltd. (Hong Kong) on March 10, 2000, but to this date these corporations are non-operational.

Business of Issuer. General Operations.
--------------------------------------

     The primary focus of the Company is to be an internet service company in China, through the joint venture with Xin Hai Technology Development Ltd. ("Xin Hai"). The joint venture company is called Placer Technologies Corp. (Placer). Presently Xin Hai is the fifth largest ISP company in Beijing and the third largest ISP company in Shenyang. It is one of only a handful of privately owned internet service companies in China.

     The Company does not have any other operations besides its investment in and the services it provides through the joint venture.

     The Company currently maintains an office at: #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2 (telephone number is 1-604-632-9638). It also has offices as part of the joint venture in Beijing at Suite 210, Building B, No - 11 Wu Gen Lin Road, West District, Beijing, China, and in Shenyang at # 44 North HuangHe St., HuangGu, Shenyang, Liaoning, China, Postal Code 110034 and Shanghai at 17A Hua ye Building No. 69 Yixueyuan Rd, Xujiahui District, Shanghai, China, Postal Code 200032.

     The core business is to act as a co-venturer to supply internet services in China by covering the major cities through the Placer joint venture with an operating partner Xin Hai. Businesses include ISP, Home-page portal, internet advertising, domain name registration, e-commerce and other value-added services.

Current Business
----------------

     Through its wholly owned subsidiary Infornet Investment Ltd. (Hong Kong) the Company is in a joint venture with Xin Hai Technology Development Ltd. (Xin
Hai) for upgrading telecommunication technology and services in China. This has evolved into an internet focused service provider and e-commerce business. Xin Hai started its internet service in Beijing in April 1997. For purposes of this discussion, the joint venture operations will sometimes be simply termed "Placer" or "Placer joint venture". Hence Placer, Placer joint venture and Placer Technologies Corp. all refer to one and the same entity.

     ISP licenses in China are tightly controlled by the Ministry of Information Industry and provide a substantial barrier to entry. Foreign ownership is not allowed in Chinese ISP operators. The Placer joint venture with Xin Hai provides the Company designs and develops the computer software and computer network systems and provides capital for the ISP business owned and operated by Xin Hai. The Infornet/Xin Hai agreement provides Infornet with 100% profit participation in the Placer joint venture until Infornet recoups its investment, at which time the profit share reverts to 20% to Xin Hai and 80% to Infornet. In other words,
a) before Infornet Investment has recouped its capital investment, 100% of the profits go to Infornet, 0% to Xin Hai; and b) after Infornet has recouped its invested capital, 80% of profits go to Infornet and 20% go to Xin Hai.

     Xin Hai is currently a supplier of internet services in China in the major cities Beijing, Guangzhou, Shanghai and Shenyang. Xin Hai management is currently planning to open offices in some other cities, for which licenses are already in hand.

     Revenues: Xin Hai will contribute all revenues to Placer. Placer exclusively owns the revenues collected from all the services and activities of Xin Hai. Xin Hai will receive no revenues other than through its Placer joint venture with Infornet.

     Paying customers: The Company business presently comprises three (3) aspects: internet access and content services, domain name registration and online auction & e-commerce. During the month of December 1999, total customers reached 50,000, triple the subscriber base achieved at year-end 1998. Of these, approximately 45,000 were paying customers, the others taking advantage of the various free trial periods or services offered to them.

      Placer Technologies Corp., the Company's joint venture with Xin Hai Technology Development Ltd., has obtained the approval of MOFTEC, China's Ministry of Foreign Trade and Economic Cooperation, and has a business license.

JOINT VENTURE AGREEMENT
------------------------

     Operations of Placer Technologies Corp., the "joint venture Company," are defined in the "Operating Agreement of the Cooperative joint venture Contract". Xin Hai Technology Development Ltd., the Chinese partner in the joint venture, is contracted by the joint venture to conduct the day-to-day operations.

Joint Venture
--------------

Under the joint venture agreements, Xin Hai is responsible for:

- coordinating with all existing customers and actively promoting sales and applications of the joint venture company's products, as well as supporting sales of goods and services of the joint venture company to customers;
- obtaining all required permits and authorizations (whether local, municipal, provincial, state or other) and registrations which may be required or applicable to the constitution of the joint venture company including the preparation and submission of the necessary documents for the examination and approval authorities;
- securing and obtaining all necessary licenses, permits and authorizations from the administration which may be applicable or necessary to the business of the company;
- assisting the joint venture company in handling the applications for processing import customs declarations for the machinery and mechanical and electronic equipment to be used and arranging transportation and delivery within the Chinese territory;
- assisting the joint venture company in contracting for and obtaining all necessary infrastructure and utility facilities, such as water, electricity, transportation, etc;
- according to applicable laws and regulations in China, assisting the joint venture Company in applying for and obtaining a reduction or exemption of taxes, including local taxes, business tax, import or custom duties, sales taxes or other duties on material, equipment or other goods imported into China for the purposes of the joint venture company, and in obtaining other preferential tax treatments for the joint venture company and the parties for the maximum available period;
- obtaining all necessary permits or authorization from the appropriate foreign exchange control bureaus confirming the Infornet can have access to all required U.S. dollars or other foreign currency acceptable to it and that Infornet can send its investments to the overseas;
- Xin Hai warrants that it will not cooperate with any party other than Infornet with regard to business of the Company;
- Performing any other responsibilities as may be agreed upon by and between Parties.

The Company is responsible for:

- making the capital contribution to the joint venture company as contemplated in the joint venture agreements for capital and operations funds in accordance with the laws and regulations in China;
- assisting Xin Hai in purchasing and/or leasing equipment, material, office supplies, transportation, communication lines from local or overseas suppliers;
- within the China's territory, Infornet warrants that it will not cooperate with any other party than Xin Hai for the business specified in this agreement.

     Placer Technologies Corp., the joint venture, owns all revenues collected by Xin Hai Technology Development Ltd. from customers. All revenues are deposited by Xin Hai into a bank account in the name of Xin Hai which shall require joint signatures and joint seals of both a Xin Hai authorized officer and a joint venture Company authorized officer for any withdrawal of money from it. Forty percent (40%) of the revenue shall be transferred to another bank account (second account) of the Xin Hai while the other sixty percent (60%) of the revenue shall be transferred to a bank account of the joint venture company. The forty percent (40%) revenue transferred to a second account of Xin Hai shall be used to cover the operating expenditures. If the amount is less than actual operating expenditures, Xin Hai shall obtain the "balance" from the joint venture company (on a month by month basis). If the amount is higher than the actual operating expenditures then the Xin Hai must remit the "surplus" to the joint venture company. The use of the sixty percent (60%) internet revenue transferred to the joint venture company (plus the aforementioned "surplus" or minus the aforementioned "balance") shall be treated as business revenue of the joint venture company and shall be used to pay returns of investment capital, fees for technical and management services performed by the joint venture, or remitted as profits to the joint venture participants.

     The Placer joint venture is liable for the operating expenditures of the internet network. These operating expenditures include: space and office rental, salaries, and overhead of network operators, leased lines, miscellaneous office furniture and equipment, internet system hardware and software, advertising, travel and promotion, reasonable entertainment, marketing costs, insurance and management cost.

     Infornet Investment Ltd. is obligated to contribute all of the registered capital of the Placer joint venture. Xin Net Corp. provides the funds to Infornet. Under the joint venture the registered capital is 525,000 USD and total amount of investment (registered capital plus external financing) is 2,000,000 USD. Both of these amounts have been increased in order to better reflect foreseen requirements. Infornet has contributed an additional capital amount of 1,000,000 USD, resulting in a total contribution of 1,525,000 USD. No further capital contribution is required from Infornet, however the Company has advanced and will continue to advance loans to the joint venture as necessary to continue the business, but subject to the limits of the Company's capital. Loans made to the Placer joint venture by the Company amounted to 1,558,689 USD at December 31, 1999. These loans are further described in Item 7 "Certain
Relationships and Related Transactions". Xin Hai has not contributed to the registered capital or loans to the Placer joint venture.


Certain Obligations of the Joint Venture Company
------------------------------------------------

     Under the joint venture  contract,  the joint venture provides the internet
network  with  all  the  communication   equipment  as  well  as  the  necessary
accessories for selling or leasing to end users.

      The joint venture also shall perform or cause to be performed all the engineering services in respect of the internet network which include but shall not be limited to: the engineering design; the integration, the installation and the testing of the internet network; the customization of the internet network protocol and of the network management software; the development of end user interface software and user application software; the technical support to the internet network and advisory service on maintenance; the supply of parts and instruments to the internet network.

     Xin Hai Technology Development Ltd. holds the "business," including ISP operating licenses, industrial property rights, and network. The ownership and title to all of the assets comprising the internet network shall remain with the joint venture during the term of the joint venture. Xin Hai shall, subject to the agreements, be entitled to the custody and control of such assets on behalf of the joint venture. Subject to the prior written approval of the joint venture, title to any such assets may be vested in Xin Hai and, in all such cases, such assets shall be held by Xin Hai in trust for the joint venture. Xin Hai is not liable for further capital contribution.

     The day-to-day network operations of the joint venture are conducted by the Chinese partner, Xin Hai. General management is assumed by Mr. Xin Wei, an employee of Infornet Investment Corp. (the Company's wholly owned Canadian subsidiary), who is also the president of Xin Hai Technology Development Ltd. Strategic issues and decisions are tackled by a team comprised of the Company's board of directors and Mr. Xin Wei. Xin Hai Technology Ltd. has agreed as an addendum to the joint venture agreement that until all investment in the Placer joint venture has been recouped by the Company, and thereafter for a period of 15 years, the Company will designate the managers/directors of the joint venture and control the decisions of the joint venture.

      The joint venture may be terminated prior to the expiration of its 20 year term in one of the following ways:

-breach of agreement which goes uncured
-by mutual agreement between the partners;
-in case the joint venture is bought by a third party;
-or, in case of bankruptcy, or receivership or liquidation of a party; -excessive losses due to force majeure.

Upon termination, the assets of the joint venture will be liquidated or sold and the proceeds will be allocated:
      -a) if Infornet Investment Ltd. has not yet recouped its invested capital, 100% goes to Infornet and 0% goes to Xin Hai.
      -b) if Infornet Investment Ltd. has already recouped its invested capital, 80% goes to Infornet and 20% goes to Xin Hai.

Events of Default
-----------------

      If any party fails to perform its duties specified in the present joint venture contract or in the Articles of Association, or if the Party seriously breaches the provisions of the joint venture contract or of the Articles of Association, and thereby causes damage to the operations of the joint venture company or causes directly or indirectly, the failure to reach the goals regarding the operations specified in the joint venture contract, such act shall be deemed an event of default by the Party who breaches the joint venture contract. The other Party is entitled to claim for remedy, and shall have the right to terminate the joint venture contract by filing an application to the competent examination and approval authorities. Should the joint venture company continue to operate, the Party who breaches the joint venture contract must compensate for the economic losses and damages incurred by the joint venture company and the shareholders thereof.

      The joint venture provides that within eighty (80) days after the end of each Fiscal Year, an annual report will be prepared for such Fiscal Year containing: audited financial statements as at the end of, and for, such Fiscal Year (prepared in accordance with international generally accepted accounting principles (International GAAP) adopted in China consistently applied, with comparative financial statements as at the end of, and for, the immediately preceding Fiscal Year) containing a balance sheet; a statement of profit and loss; a statement of changes in financial position; and a statement of change capital; a report of the Auditors on such financial statements stating that such financial statements have been prepared in accordance with international generally accepted accounting principles (International GAAP) adopted in China consistently applied; a report an allocations and distributions (whether directly or indirectly) to the Parties;

INDUSTRY AND CHINA MARKET

China Economy
-------------

      China is one of the largest countries in the world and is the most populated. Since 1949, China underwent about 30 years of severe central planning and was mostly closed to the outside world. Within that period the country was subjected to the "Great Leap Forward" of the late 50's and the "Cultural revolution" of the late 60's. When the country was returned to a market economy by Deng Xiaoping, 1 billion Chinese were set free to pursue economic growth and its rewards. Today, after over 20 years of economic reforms, China has risen from an under-developed economy with little technical or industrial expertise to the third largest economy in the world after the United States and Japan.

China - Computer Industry
-------------------------

     With 1.2 billion people, China accounts for about one fifth of the world's population. Computer usage is rapidly growing leading to an optimistic outlook about the prospects for the computer market ("Computer: A Rising Household Necessity", Beijing Review, Dec. 14-20, 1998; "Computer Sales Surge in China", Asia Times, Tuesday February 4, 1997; "Computer huge growth industry in China", The Vancouver Sun, Thursday December 17, 1998)).

     According to the Vancouver Sun article, "computer consultant International Data Corp. (IDC) predicted that PC sales in China would amount to 3.9 million units in 1998, a 30% increase over the previous year. During the second quarter of the year, 994,000 PC units were sold, making the Chinese market the second-fastest growing market for PCs in Asia, after India. Growth is expected to keep climbing in 1999, with IDC forecasting sales of 4.9 million units for this year. Analysts expect tremendous long-term growth in the consumer market because of China's large population and the actually low penetration rate of home computers." Although large companies like IBM and Microsoft dominate the world market, in 1998 Chinese PC companies held about 60% of the domestic market share. The reason is simply one of price and affordability (Asia Times, Feb. 4, 1997, Beijing Review, Dec. 14-20, 1998.)


China - Computer Affordability
------------------------------

     The following is an excerpt from the Beijing Review, December 14-20, 1998 report: "At present, 10 million computers are in use in China, and the computer industry's output value in 1997 was 135 billion yuan, equaling the combined total in the previous five years. Families are the chief buyers. According to a sample survey, 30 percent of computers sold in 1995 were bought by households, rising to 50 percent in 1997. This is attributed to such factors as improved purchasing power, increasing demand for information, and computer prices gradually falling to a commonly acceptable level. Total computer sales in 1997 rose 63 percent over the previous year, and this year and next will see another 10 percent of Chinese families buying a PC."

     An article in the Wall Street Journal, August 19, 1999, titled "Chinese Consumers Are New Market for PCs" reported that computer sales for use at home grew 80% in 1998 in China.

China - Internet
----------------

   PC sales are most relevant to the growth of the number of internet users (South China Morning Post, August 12, 1999). Over 93% of Internet users in China access the Internet through PC's (BDA Report, p.2 and p.243). Chinese internet users have increased from 5,000 in 1994 to 900,000 by the end of 1997. There were about 2.1 million at the end of 1998, and by the end of year 1999, there were 8.9 million users (BDA Report, p. 163 and China Internet Network Information Center, December 1999 survey).

     Large corporations are entering the China market. In March 1999, Microsoft unveiled a new product called Venus, developed by a joint venture in China. "Venus" would let Chinese consumers view the internet through their TV sets and is similar to Microsoft Web TV product in the U.S.("Microsoft Sees Internet as Key to China", The Globe and Mail, Thursday March 11, 1999)


Future Plans for ISP in China
-----------------------------

     China has recently allowed other domestic companies to do businesses formerly monopolized by China TeleCom. Presently, foreign investors are still restricted from direct operation. China is also investing heavily to improve the bandwidth and the quality of their backbone - ChinaNet, while at the same time reducing the rates for telecommunications services (BDA Report, p. 53-57 and p.
249). Based on those facts, Xin Net plans to open more offices in major cities and enhance e-commerce and other value-added services.

Governmental regulation for internet services in China
------------------------------------------------------

      To date, Chinese internet operating licenses have been restricted to Chinese companies only.

     The Company, through its subsidiary Infornet, participates in the joint venture with Xin Hai Technology Development Ltd., a Chinese privately owned company in the internet business in China. If the Chinese government liberalizes policy toward foreign participation in internet Operating Licenses, it could substantially increase competition in the markets where the joint venture operates. Thereby adversely affecting the company markets.

       The Chinese government, while currently open to joint venture, could at any time, restrict operations, or expropriate from foreign participants' assets in China. Any such action could have disastrous financial consequences to the company and its business.

     An article in the August 1999 issue of "China Today", titled "Government Encourages Market Competition in Telecommunications Industry" mentions "Since 1990, fixed telephone line use has been steadily increasing at an annual rate of 40 percent, and mobile phone use has been increasing 157 percent annually. According to the World Telecommunications Yearbook, China's telecommunications industry growth is the fastest in the world."

Competitive Conditions
----------------------

     Privately owned ISPs often compete with government owned or affiliated ISPs. The playing field is not always level, as the latter can benefit from subsidized access to dial-up lines, leased lines and internet bandwidth (BDA Report p. 94). The Company does not have a joint venture with a Chinese government owned company, but rather leases lines from China Telecom. In China, access to the internet is predominantly achieved using telephone lines. Growth in internet usage is largely an urban phenomenon; to the 20% of the Chinese population who reside in the cities, the telephone is a common commodity.

     In spite of severe competitive conditions, the Company plans to grow its business in China based on excellent service, user friendliness and interesting content on its web site.

     The growth in number of internet users does not translate into the same growth in number of internet subscribers. This is due to the fact that many users access the internet at work, through their employers' internet access; moreover, several individuals may access the internet using a single subscriber account.

     Dial-up  internet  access is still  expensive in China as compared to North
America for example, even more so when the average salary is taken into consideration. However long distance telephone rates are coming down, as shown by the significant tariff reduction by Chinanet on March 1, 1999. In addition, the Shanghai Telecom offers to its telephone subscribers the free installation of a second telephone line.

     The Company has introduced an expanded online E-Commerce service to the Chinese market in 1999. The joint venture now operates a live online auction site.

     To facilitate growth the joint venture will solicit PC manufacturers and retailers to bundle services, put more effort on system integration services, and will offer more value-added services. Types of value-added services include: daily news (world, national, local & community, weather, sports, financial), hyperlinks to other websites, games, chatrooms, auction, e-commerce (business to business, business to consumer, consumer to consumer) and advertising. Revenues from e-commerce operations will consist of fees collected from businesses, such as restaurants, flower shops, etc. that advertise on the joint venture's web site. The joint venture currently receives revenues from the new on-line auction business in the form of listing fees from sellers and commissions from sellers on goods and services sold through successful bids. Portal type home page will be enhanced by the provision of the daily news, hyperlinks, games and chatroom. e-commerce will be enhanced by having more and more e-business to use our xinbid.com (presently auction) platform and ultimately adding business to consumer and consumer to consumer on-line trading. The joint venture will also look for strategic alliances with suitable partners.

     The network in which the Company participates as a joint venturer has attracted more than 200,000 clients in 3 years of operations. Xin Hai Technology Development Ltd. (joint venture partner) has about 200 employees at its present locations in Beijing, Shenyang, Shanghai and Guangzhou.


Industry Background
-------------------

     Development of the internet. The internet is a global network of interconnected, separately administered public and private computer networks that enables commercial organizations, educational institutions, government agencies and individuals to communicate, access and share information, provide entertainment and conduct business remotely. Use of the internet has grown rapidly since the start of its commercialization in the early 1990's. International Data Corporation, also referred to as IDC, estimates that there were approximately 12.9 million internet users in Asia (excluding Japan) at the end of 1998 and projected that the number of users will grow to 57.5 million by the end of 2003. This reflects a compound annual growth rate of 34.8% (Table 4, pg 11, IDC Report, March 1999). This rapid growth in the popularity of the internet is due in large part to increasing computer and modem penetration, development of the Web, the introduction of easy-to-use navigational tools and utilities, and the growth in the number of informational, entertainment and commercial applications available on the internet (BDA Report, p. 141-148, 179-198, 200-209). Technological advances relating to the internet have occurred and continue to occur rapidly, resulting in more robust and lower cost infrastructures, improved security and increased value-added services and content. Growth in client/server computing, multimedia personal computers and online computing services and the proliferation of networking technologies have resulted in a large and growing group of people who are accustomed to using networked computers for a variety of purposes, including e-mail, electronic file transfers, online computing and electronic financial transactions. These trends have led businesses increasingly to explore opportunities to provide internet based applications and services within their organization and to customers and business partners.

     World Wide Web. An important factor in the widespread adoption of the internet has been the emergence of a network of servers and information available called the World Wide Web. The Web is a network medium rich in content, activities and services. A few examples of what is available on the Web include magazines, news feeds, radio broadcasts, and corporate, product, educational, research, and political information, as well as activities, including chat and Web communities and customer services, including reservations, banking, games and discussion groups.

      The rapid deployment of the Web has introduced fundamental changes in the way information can be produced, distributed and consumed, lowering the cost of publishing information and extending its potential reach. Companies from many industries are publishing products and company information or advertising materials and collecting customer feedback and demographic information interactively. The structure of Web documents allows an organization to publish significant quantities of information while simultaneously allowing each user to view selected information that is of particular interest in a cost effective and timely fashion.

     Asia-Pacific  internet  Growth  Opportunities:  The  Company  believes  the
Asia-Pacific region presents a promising market for internet growth. IDC forecasts in its March 1999 publications that in the Asia-Pacific region (excluding Japan), the number of internet users will increase from 12.9 million at the end of 1998 to 57.5 million by the end of 2003, reflecting a compound annual growth rate of 34.8%, while in the more developed U.S. internet market, the number of internet users will increase from 70.1 million in 1998 to 181.1 million in 2003, reflecting a compound annual growth rate of 20.9%. Industry research projects that internet users outside the United States will surpass U.S. users by the year 2000.

     The Company believes the recent economic downturn in the Asia-Pacific region has not significantly slowed the rate of internet penetration in many individual Asia-Pacific markets, as consumers and corporate customers have discovered that internet applications, such as e-mail and Web site advertising, represent lower-cost substitutes for comparable non-internet products and services. In addition, the Company believes the recent volatility in
Asia-Pacific financial markets has increased the demand for reliable, around-the-clock news and information on local, regional and global events, which is often readily available only through the internet.

     IDC has projected high growth in internet usage in China and the Asia Pacific Region. The following table summarizes key historical and projected data in the China and Asia markets (information provided by IDC, "The Internet Market in Asia Pacific (excluding Japan), 1997-2003," March 1999, Pete Hitchen).

                                                                      Compound
                                                                       Annual
                                                                     Growth Rate
                                                  1998      2003      1998-2003
                                                --------------------------------
                                                (in millions except
                                                 penetration rates)

China (Table 46, pg. 70)

 Number of internet users (a)                       2.4      16.1         46.3%
 Internet penetration rate (b)                      0.2%      1.3%        45.4%
 Population (c)                                 1,236.9   1,291.1          0.7%

Hong Kong (Table 32, pg. 50)

 Number of internet users (a)                       0.7       2.2         25.7%
 Internet penetration raw (b)                      10.6%     30.3%        23.4%
 Population (c)                                     6.7       7.2          1.4%

Asia (excluding Japan) (d) (Table 4, pg 11)

 Number of internet users (a)                      12.9      57.5         34.8%
 Internet penetration rate (b)                      0.5%      2.0%        32.0%
 Population (c)                                 2,769.0   2,936.0          1.2%


(a) International Data Corporation, March 1999
(b) Calculated by dividing number of internet users by country population
(c) United States Census Bureau, December 1998
(d) Sum of China, Hong Kong, Taiwan, Australia, New Zealand, Singapore, Malaysia Thailand, Philippines, Indonesia, India, South Korea and Vietnam

CHINA. China has a population of approximately 1.2 billion and an internet penetration rate of approximately 0.2% at 1998. With its large population and government commitment to the development of the internet, the Company believes China represents enormous potential for internet use in the long-term.

HONG KONG. Hong Kong has a well-educated, technologically sophisticated population. With a population of 6.7 million and an internet penetration rate of approximately 10.6% at 1998, the Company believes Hong Kong should be quick to utilize internet technologies.

ASIA (excluding Japan). With a projected internet user compounded annual growth rate of over 30% per year during the five-year period between 1998 and 2003, the Company expects online opportunities to develop significantly in Asia.

The Internet as a New Business Medium
-------------------------------------

     The growth in the number of internet users, the amount of time users spend on the internet, the increase in the number of Web sites and the rate of internet and PC penetration is being driven by the increasing importance of the internet as a content resource, advertising medium and platform for consumer services.

     E-commerce. The internet is dramatically affecting the methods by which consumers and businesses are evaluating and buying goods and services, and by which businesses are providing customer service. Businesses have sought to capitalize on the internet as a platform for consumer services through the establishment of Web sites devoted exclusively to the dissemination of information relating to their products and services. The Company's services cater directly to such businesses seeking to expand online, and the joint venture is able to provide comprehensive solutions to clients ranging from the design and development of their Web site to access.

     As part of providing services, the joint venture also assists businesses seeking to conduct sales transactions directly to consumers through e-commerce on their Web sites. The internet provides online merchants with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economics of scale, while providing consumers with a broad selection, increased pricing power and unparalleled convenience. As a result, the volume of business transacted on the internet is anticipated to grow in significance.

     The joint venture has also sought to engage in e-commerce to capitalize on the revenue generating opportunities through our ISP system. In September 1999, the joint venture launched on online auction site in China. IDC projects that e-commerce in China, will grow by a compound annual growth rate of 242.8% and will reach approximately $3.8 billion, in 2003 (IDC Report, Table 49, pg. 74).

The Xin Net Opportunity
-----------------------

     Xin Net offers a comprehensive suite of internet related services and solutions to the China and Asia markets. The Company believes that by offering an integrated platform of content, community and commerce and related services, the Company is well positioned to capitalize on the growth of the internet throughout Asia.

Company Strategy
----------------

    The Company strategy is to capitalize on the internet growth in China and Asia and among Chinese users. The Company believes the China and Asian markets represent one of the fastest growing and potentially one of the largest user groups on the internet today. In order to capitalize on this growth opportunity in the China and Asian internet markets, the Company entered into the joint venture to provide access to subscribers/users, create a platform for e-commerce and value-added services specifically tailored to the China market.

     The Company believes the China market will adopt Web-based e-commerce as an increasing number of businesses and consumers embrace the internet as a viable method of purchasing goods and services. Over the long-term, the strategy is to facilitate e-commerce developments in these markets and generate revenues on a transaction basis for businesses over the joint venture network.

     In order to increase traffic and build the market, the Company will continue to pursue strategic relationships with prominent, internationally recognized business partners who offer quality content, technology and distribution capabilities as well as marketing and cross-promotional opportunities.

Company Products, Services and Solutions
----------------------------------------

     The operating partner in China, Xin Hai, has been granted internet licenses in six new Chinese cities. They are Guangzhou (formerly Canton), Dalian, Nanjing, Wuhan, Chengdu and Xian. Together with Beijing, Shanghai, Shenyang and Taiyuan, Xin Hai now has licenses for ten major cities with a combined population of about 80 million. Geographically, Xin Hai has enough cities to form a major national ISP company. After a month of pre-opening sales and marketing, the Shanghai office is fully operational as of July 1, 1999. Following Shanghai management opened an office in Guangzhou, the key city in Southern China, in November 1999.

     The joint venture is now offering domain name registration services. Xin Hai has recently incorporated the website WWW.CHINADNS.COM, the first in China to offer online site registration. The joint venture also provides web hosting and web page design services.

     The partner in the joint venture, Xin Hai, has been awarded "Strategic Partner" status from IBM China. This status officially identifies Xin Hai as an OEM for IBM hardware and software including Netfinity servers, PC's, Intellistation Work Stations, ThinkPad, Aptiva Multimedia PC's and all related products. OEM stands for "Original Equipment Manufacturer." Although neither the joint venture nor Xin Hai is an equipment manufacturer, IBM uses this OEM term to describe its partnership with Xin Hai. Xin Hai now has the right to use IBM in its advertising and promotional material, and receive special support and training from IBM. This is recognition from IBM of Xin Hai position in the China internet market.

Xin Hai Network
---------------

     The joint venture ISP system and business is organized on the fundamental concept of internet access and commerce. This basic structure is a platform for creating a rich variety of online products and allows the joint venture to be an attractive host to online advertisers. The joint venture not only hosts and serves advertising, but strategically directs internet traffic to Web sites designed, hosted, or maintained or on the joint venture network.

     Content Services. The joint venture provides a one-stop gateway to the internet that aggregates, organizes and delivers information to meet the needs of users interested in localized information pertaining to China. This localized content is delivered through our network ISP.

     Chnmail.com is the joint venture premier site for content, community and commerce products and services in simplified Chinese, entertainment as well as providing value-added community services through chat and message board services.

Marketing
---------

     The Company has already achieved some name recognition and market share. Going forward, the joint venture will seek to achieve even broader market penetration and increase the use of services by well designed advertising campaigns and advantageous promotional offers to new subscribers.

     Increasing Usage By Existing Consumers. The joint venture regularly enhances services and update content hosted on the network in order to encourage frequent visits by users. The joint venture offers community building services designed to increase user usage and loyalty. The joint venture is developing personalized services that enable consumers to establish a personal profile and receive information targeted to their interests. Because customizing these personalized services typically requires some effort and time on the part of the consumer, the Company believes that consumers who use personalized services will continue to use the joint venture portals and not switch to a competitive service.

Employees
---------

     As of the end of March 2000, Xin Hai had approximately 200 full-time employees in marketing, sales, technical operations, management and support. All employees exclusively work on the joint venture business. The Company's future success will depend in part on the joint venture's ability to continue to attract, retain and motivate highly qualified technical and marketing personnel. From time to time, the joint venture also employs independent contractors to support development, marketing, sales and support and administrative organizations. Xin Hai employees are not represented by any collective bargaining unit and the joint venture has never experienced a work stoppage.

Facilities
----------

     Servers. The systems infrastructure consists of multi-vendor server systems geographically located in China, in Beijing, Shanghai, and Shenyang interconnected to the internet through co-location at major ISP data center facilities and at our own sites. The auction site infrastructure is located in British Columbia, Canada.

Regulation of Internet Operations
---------------------------------

      Under the Administrative Measures on Security Protection for International Connections to Computer Information Networks, any use of the China internet infrastructure which results in a breach of the public security or the provision of socially destabilizing content is a violation of Chinese laws and regulations. A breach of the public security includes:

-     breach of national security or disclosure of State secrets;
- infringement on State, social or collective interests or the legal rights and interests of citizens; or
-     illegal or criminal activities.

Socially destabilizing content includes content that:

- incites defiance or violation of the China Constitution, laws, or administrative statutes;
- incites subversion of State power and the overturning of the socialist system;
-     incites national division and harms national unification;
- incites hatred and discrimination among nationalities and destroys national unity;
- fabricates or distorts the truth, spreads rumors or disrupts social order;
- spreads feudal superstition, involves obscenities, pornography. gambling, violence, murder, horrific acts or instigates criminal acts;
- openly humiliates another party or slanders another party through a fabrication of the truth;
-     damages the reputation of a State organ; or
-     violates the Constitution, laws or administrative statutes.

     If through the provision of services to users in China, the joint venture commits any of the above, whether with or without intent, it would be subject to significant liability. Potential liability would include being disconnected from the ChinaNet or blocked in China. Where breaches are severe, criminal proceedings may be initiated against the joint venture and the Company.

     The joint venture partner, Xin Hai, provides regulatory advice and reviews content provided through the network to determine whether such content is in compliance with China regulatory requirements. Because of the stringent requirements relating to the type of content allowed utilizing the China internet infrastructure and a conservative interpretation of such regulations, the content provided over the joint venture network is stringently edited and may not be as interesting as other Web sites which do not try to comply with China regulatory requirements. Such Web sites, however, may run the risk of being blocked from the Chinese internet infrastructure by local public security bureaus.

     China has also enacted other regulations governing internet connections and the distribution of information via the internet According to the Administrative Measures on China Public Multimedia Telecommunication. internet content providers are required to report to the Ministry Information Industry (the predecessor of Ministry of Post and Telecommunications) or provincial Post and Telecommunication Bureau for verification and to enter into an interconnection agreement and undertaking letter for information security with China Telecom or other node Service Providers. The joint venture has complied with these requirements.

   Under the Administrative Measures on Security Protection for International Connection to Computer Information Networks, entities with their computer information networks interconnected with the internet are required to register a notice filing with the relevant authorities designated by local public security bureaus. The joint venture has fulfilled these registration procedures.

     The joint venture will encounter substantial competition from other internet service companies, most of which are major multinational corporations. Any potential purchaser of the shares should carefully review all "Risk Factors" section and the "Financial Statements" section herein.

Products, Services, Markets, Methods of Distribution and Revenues.
-------------------------------------------------------------------

     Internet Services are presently the principal services of the Company through its joint venture. The market is focused on China's major cities. Xin Hai offices in Beijing and Shenyang have been operating since 1997. The Shanghai office opened in June/July 1999. Guangzhou office opened in November 1999. Revenues come from subscription fees, domain name registration online usage fees, home page design fees and other miscellaneous sources.

Working Capital Needs
---------------------

     The working capital needs of the Company arise primarily from: the need for capital for the joint venture, expanding existing capacity of the joint venture services, to open more offices in other major cities, to launch new value-added services, enhance capability for e-commerce design and development in China. These requirements have been met by a private placement for an amount of US$5.5 million in May 1999 which provided the needed working capital for the near and medium term of the Company.

Dependence on client base.
--------------------------

    Presently all revenue comes through the joint venture from subscription fees, net cards, advertising and domain name registration from the client base in Beijing, Guangzhou, Shanghai and Shenyang. At the end of October 1999, the number of subscribers totaled over 31,000 and increased to over 40,000 at the end of November 1999 and to over 200,000 in April 2000. The joint venture and Company's dependence on this client base will continue in the foreseeable future.

Backlog of Orders.      None.

Government Contracts.   None.

Competitive Conditions.
-----------------------

     A number of factors, beyond the Company's control and the effect of which cannot be accurately predicted, may affect the marketing of the internet access and services to the joint venture. These factors include political policy on ISP's operation, political policy to open the doors to foreign investors, and the availability of adequate capital. The internet Services industry in China is highly competitive. The joint venture faces competition from government owned ISPs and other privately owned ISPs. Many of them possess greater financial and personnel resources than Xin Hai and the joint venture and therefore have greater leverage to use in developing new services, expanding capacities, hiring personnel and marketing. Accordingly, a high degree of competition in these areas is expected to continue. The markets for internet services and content have increased substantially in recent years, but cost of lines rental is still the major expense of the joint venture. Currently, all ISPs can only rent lines from Chinese Government Telecommunications Companies. There is uncertainty as to future line cost, although it has been reduced by half recently and is expected to continue to come down. There is no assurance the Registrant's revenues will not be adversely affected by these factors.

      The market in China is monitored by the government, which could impose taxes or restrictions at any time which would make operations unprofitable and infeasible and cause a write-off of capital investment in Chinese ISP opportunities.

     A number of factors, beyond the Company's control and the effect of which cannot be accurately predicted may affect the marketing of the ISP and services. These factors include political policy on ISP's operation, political policy to open the doors to foreign investors, the availability of adequate and width of the ChinaNet backbone and gateway.

Registrant Sponsored Research and Development.  None.
-----------------------------------------------------

Compliance with related Laws and Regulations.
---------------------------------------------

     The operations of the joint venture are subject to local, provincial and national laws and regulations in the People's Republic of China. Xin Hai Technology Development Ltd. holds licenses to do businesses in the currently operated locations: Beijing, Shanghai, Guangzhou and Shenyang, as well as in six other cities. The joint venture is unable to assess or predict at this time what effect such regulations or legislation could have on its activities in the future.

      (a)  Local regulation -

     The Company cannot determine to what extent future operations and earnings of the Placer Technologies Corp. joint venture may be affected by new legislation, new regulations or changes in existing regulations.

      (b)  National regulation -

     The Company cannot determine to what extent future operations and earnings of the Placer Technologies Corp. joint venture may be affected by new legislation, new regulations or changes in existing regulations. (See Discussion of such laws previously under "Regulations of internet Operations" and "Government Regulation for Internet Service in China").

     The value of the Registrant's investments in the Placer joint venture may be adversely affected by significant political, economic and social uncertainties in China. Any changes in the policies by the government of the China could adversely affect the Placer joint venture by, among other factors, changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, the expropriation or nationalization of private enterprises, or political relationships with other countries.

Material Agreements
-------------------

      Joint Venture Agreement

     In a joint venture agreement dated August 25, 1997 through a 100% owned subsidiary Infornet Investment Ltd., (Registered in Hong Kong) - the Company entered into a joint venture with Xin Hai Technology Ltd. to provide technology and capital to expand ISP services in China. The Company agreed to contribute 100% of the capital expenditure of the joint venture; in return, Infornet Investment Ltd. will receive 100% of the profit generated by the joint venture until recoupment of its investment and thereafter the profit share will revert to 20% to Xin Hai Technology Development, Ltd. and 80% to the Company. Substantial description of other substantive provisions have been summarized in the Business section under "Joint Venture Agreement" on page 5.

Number of Persons Employed
---------------------------

      As of March 31, 2000, the Company had two employees, Xiao-qing Du and Xin Wei, through Infornet Investment Corp., each at a salary of C$2,500 per month, involved in the day-to-day management of the Company: Du in Canada and Wei in China.

     Xin Hai,the Chinese partner in the Placer joint venture, had approximately 200 full-time employees in China at the end of March 2000.

YEAR 2000 CONSIDERATIONS

     The Company has assessed and continue to assess the risk of "Y2K" problems in the operation of its business. This includes an examination of all computer-controlled processing and analytical equipment, the power supply to the facility, telephone, banking services and water supply to the facility. We have completed the Y2K assessment and taken all corrective action required through software upgrades and equipment modification. Should further problem areas be noted, corrective action will be taken to minimize disruption of the Company's operation.

     Year 2000 issues "Year 2000 problems" result primarily from the inability of some computer software to properly store, recall or use data after December 31, 1999. The Company is engaged in business activities, which rely on information technology ("IT") systems including for billing and accounting, as well as system connections for ISP customers and servers. All of the joint venture hardware and software have been upgraded for 2000 compliance accordingly, the Company does not believe that it will be materially affected by Year 2000 problems, except potentially from third party internet and telephone systems which could be impaired by partial system disruptions. Moreover, while the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, it does not believe that such third-party Year 2000 problems will affect the company in a manner that is different or more substantial than such problems affect other similarly situated companies. The joint venture has designed a limited contingency plan with respect to Year 2000 problems that may affect the Company or third-party suppliers.

      The foregoing is a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Policy. The nature of the Company's business does not subject it to compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, which would have a material effect upon capital expenditures, earnings or competitive position.

(b) Parents and Subsidiaries

      Parent

      XIN NET CORP., a Florida corporation

      Subsidiaries

      INFORNET INVESTMENT CORP., a British Columbia corporation (100%) INFORNET INVESTMENT LTD., a Hong Kong corporation (100%)

      PLACER TECHNOLOGIES CORP., a joint venture in China (100%, reverting to 80% Infornet Investment Limited and 0%, reverting to 20%, Xin Hai Technology Development).

                                  RISK FACTORS
                                  ------------

THE ASIAN INTERNET INDUSTRY IS INTENSELY COMPETITIVE

     The China and Asian internet market is characterized by an increasing number of entrants because the start-up costs are low. In addition, the internet industry is relatively new and subject to continuing definition and as a result. Competitors may better position themselves to compete in this market as it matures. Many existing competitors, as well as a number of potential new competitors, have longer operating histories in the internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical, and marketing resources than the Company. Any present or future competitors may provide services that provide significant performance, price, creative or other advantages over those offered by the Company. There can be no assurance that the Company will be able to compete successfully.

COMPETITION WITH RESPECT TO USER TRAFFIC, EASE OF USE AND FUNCTIONALITY INCLUDE:

- Chinese language based Web search and retrieval companies such as Yahoo! China.com, Sina.com., Netease, Soho, Shanghai Online, ChinaByte and Netvigator (which is owned by Hongkong Telecom);

- English language based Web search and retrieval companies such as Infoseek, Lycos, Yahoo! and Microsoft Network, (MSN); and

- Retrieval services and products offered by Altavista, HotWired Ventures, and Inktomi's HotBot and OpenText.

     In the future, the Company and joint venture will encounter competition from other ISPs and internet companies. Competitors may develop services that are equal or superior to those offered by the joint venture to users and may achieve greater market acceptance than the joint venture's offerings in the area of performance, ease of use and functionality.

THE CHINA AND ASIAN INTERNET INDUSTRY IS A DEVELOPING MARKET AND HAS NOT BEEN PROVEN AS AN EFFECTIVE COMMERCIAL MEDIUM

     The market for internet services in China and Asia has only recently begun to develop. Since the internet is an unproven medium for advertising and other commercial services, future operating results from online advertising and web solutions services will depend substantially upon the increased use of the internet for information, publication, distribution and commerce and the emergence of the internet as an effective advertising medium in China and Asia. Many potential customers will have limited experience with the internet as an advertising medium or sales and distribution channel, will not have devoted a significant portion of their advertising expenditures or other available funds to Web-related business or Web site development and may not find the internet to be effective for promoting their products and services relative to traditional print and broadcast media.

     Critical issues concerning the commercial use of the internet in China and Asia such as security, reliability, cost, ease of deployment, administration and quality of service may affect the adoption of the internet to solve business needs. For example, the cost of access may prevent many potential users in Asia from using the internet. Moreover, the use of credit cards in sales transactions is not a common practice in parts of Asia. Until the use of credit cards, or another alternative viable means of electronic payment becomes more prevalent, the development of e-commerce on our internet will be seriously impeded. In addition, even when credit cards or another means of electronic payment becomes prevalent throughout Asia, consumers will have to be confident that adequate security measures protect electronic sale transactions conducted over the internet and prevent fraud.

ADVERTISING TARGETING THE ASIAN MARKET MAY NOT INCREASE UNLESS A SIGNIFICANT AMOUNT OF LOCAL LANGUAGE CONTENT IS DEVELOPED ON THE INTERNET

     Currently, there are a limited number of Web sites on the internet that provide content for Asian browsers in their own languages. The Company can provide no assurances that content provided through the internet will increase and become an attractive source of information for the Asian market that will generate use of the joint venture network.

EXPANSION  INTO  CHINA  INTERNET  MARKET  DEPENDS  ON  THE   ESTABLISHMENT   AND
MAINTENANCE OF AN ADEQUATE TELECOMMUNICATIONS INFRASTUCTURE IN CHINA BY THE CHINESE GOVERNMENT

     Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in China is not well developed. In addition, access to the internet is accomplished primarily by means of the government's backbone of separate national interconnecting networks that connect with the international gateway to the internet, which is owned and operated by the Chinese government and is the only channel through which the domestic China internet network can connect to the international internet network. Although private sector ISPs exist in China, almost all access to the internet is accomplished through ChinaNet, China's primary commercial network, which is owned and operated by the Chinese government. The joint venture relies on this backbone and China Telecom to provide data communications capacity primarily through local telecommunications lines. As a result, the joint venture will continue to depend on the Chinese government to establish and maintain a reliable internet infrastructure to reach a broader base of internet users in China. The Company will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the internet infrastructure in China will support the demands associated with continued growth, if the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government the joint venture business could be materially and adversely affected.

RISKS ASSOCIATED WITH POTENTIAL GENERAL ECONOMIC DOWNTURN

      In the last few years the general health of the economy, in China where we have conducted all of our operations to date, has been relatively strong and growing, a consequence of which has been increasing capital spending by individuals and growing companies to keep pace with rapid technological advances. To the extent the general economic health of China declines from recent levels, or to the extent individuals or companies fear a decline is imminent, these individuals and companies may reduce expenditures such as those for our services. Any decline or concern about an imminent decline could delay decisions among certain of our customers to roll out our services or could delay decisions by prospective customers to make initial evaluations of our services. Any delays would have a material and adverse effect on our business, prospects, operating results and financial condition.

A CHANGE IN CURRENCY EXCHANGE RATES COULD INCREASE COSTS RELATIVE TO REVENUES

     Historically, substantially all of our revenues and a large part of expenses and liabilities were denominated in Chinese Renminbi. The Company also incurs expenses in U.S. and Canadian dollars. In the future, the Company may also conduct business in Hong Kong and other foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, the Company is subject to the effects of exchange rate fluctuations with respect to any of these currencies. The Company has not entered into agreements or purchase instruments to hedge the exchange rate risks although the Company may do so in the future.

RESTRICTIONS ON CURRENCY EXCHANGE RATES COULD INCREASE THE COMPANY'S COSTS RELATIVE TO REVENUES

     Although Chinese governmental policies were introduced in 1996 to allow greater convertibility of the Renminbi, significant restrictions still remain. The Company can provide no assurance that the Chinese regulatory authorities will not impose greater restrictions on the convertibility of the Renminbi. Because the majority of future revenues may be in the form of Renminbi, any future restrictions on currency exchange may limit the Company's ability to utilize revenue generated in Renminbi to fund business activities outside China.

THE ECONOMIC CLIMATE IN ASIA IS VOLATILE

     Beginning in mid-1997, when the Thai Baht first depreciated substantially, many countries in Asia have experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region's currencies, many Asian governments and companies had difficulties servicing foreign currency denominated debt and many corporate borrowers defaulted on their payments. As the economic crisis spread across the region, governments raised interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic banks restricted additional lending activity. The currency fluctuations, as well as higher interest rates and other factors, have materially and adversely affected the economics of many countries in Asia. Estimated real GDP growth for many of them have decreased. Economic developments in countries throughout Asia could materially and adversely affect the Company's business, results of operation and financial condition.

THERE ARE ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN CHINA

     The Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. There can be no assurance that such growth will not continue to decrease or that any slow down will not have a negative effect on the Company's business. Chinese economy is also experiencing deflation which may continue in the future. The current economic situation may adversely affect the profitability over time as expenditures for internet-related services may decrease due to the results of slowing domestic demand and deflation.

     On October 7, 1999, the Guangdong International Trust and Investment Corporation, an investment holding company of Guangzhou Province, was declared insolvent and shut down by the Chinese government. Subsequently many other similarly situated Chinese provincial investment holding companies have defaulted on their loans and experienced financial difficulties. As a result, the Company's clients and suppliers may have limited access to credit which may adversely affect business. In addition, the international financial markets in which the securities of the Chinese government, agencies and private entities are waded also have experienced significant price fluctuations upon speculation that the Chinese government may devalue the Renminbi which could increase the Company's costs relative to Chinese revenues.

REGULATION OF THE INFORMATION INDUSTRY IN CHINA MAY ADVERSELY AFFECT BUSINESS

     China has enacted regulations governing internet access and the distribution of news and other information. The Propaganda Department of the Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control political correctness. The Ministry of Information Industry has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have little precedential value. As a result in many cases it is difficult to determine the type of content that may result in liability. The Company cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

     Periodically, the Ministry of Public Security has stopped the distribution of information over the internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any Web site maintained outside of China at its sole discretion. Web sites that are blocked in China include many major news-related Web sites such as www.cnn.com., www.latimes.com, www.nytimes.com and www.appledaily.com. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the internet, such as internet telephony. If the Chinese government were to take any action to limit or eliminate the distribution of information through the joint venture's website or to limit or regulate any current or future applications available to users on our website, such action could have a material adverse effect on the Company's business, financial condition and results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The information presented herein, should be read in conjunction with the Registrant's consolidated financial statements and related notes appearing elsewhere herein.

     The Company had cash capital of $5,293,429 at 1999 year end compared to $336,189 at year end 1998.

     The Company had no other capital resources other than the ability to use its common stock to achieve additional capital raising in a private placement. The Company has equipment of $422,620 on the books which is not necessarily liquid at such value. Other than cash capital, the other assets would be illiquid.

     At the fiscal year end the Company had $5,851,647 in current assets and current liabilities of $339,700. The increase in cash was largely due to a private placement of units in May, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had cash capital at the end of the period of $5,293,429 which will be used to fund operations in China. The Company has material commitments to expend funds to cover operating expenses of operations in China and investment to expand its business in China with internet servers. The trend of operating losses could continue due to costs of equipment, start up operations for new locations and marketing which precede development of additional revenue for the internet.

     At the period end, the assets of the Company were $6,275,190 and liabilities were $465,969.

     The Company has revenues from joint venture operations at this time. However capital from private placements and/or borrowing against assets and/or from warrants being exercised by warrant holders, is required to fund future operations. The Company completed a private offering of common stock at $0.40 per share for $750,000 in June 1998. In 1999 the Company closed a private placement of 5.5 million units of common stock at US$1.00 per Unit consisting of one (1) common share and one (1) Non-Transferable Share Purchase Warrant. One
(1) warrant entitles the holder to purchase on or before March 31, 2001 one (1) additional unit of the issuer at a price of US$2.00 per Unit, each Unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) additional common share of the issuer at a price of US$5.00 per share on or before March 31, 2002.

     Outstanding warrants are not included in the "Liquidity and Capital Resources" and they are not valued in the financial statements.

RESULTS OF OPERATIONS

     The Company will carry out the plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be depleted by the operating losses (if any) of the Placer Technologies Corp. joint venture. For fiscal year 1999, the Company increased revenues derived from an increase in subscriber base, domain name registration and expanded e-commerce business.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     The Company achieved revenues of $982,108 in 1999 in the form of net sales from its joint venture with Xin Hai Technology Ltd. Its net sales in 1998 were $494,676. The Company had cost of revenues of $238,429 in 1999, as compared to $96,710 in 1998. Gross profit in 1999 was $743,679 compared to $397,966 in 1998.
The Company incurred operating expenses of $ 2,000,719 in 1999 compared to operating expenses of $ 454,330 in 1998. Operating loss for 1999 was $1,257,040 in contrast to the 1998 operating loss of $56,364. The Company had other (interest) income of $173,013 in 1999 and $4,845 in 1998. The net loss in 1999 was $1,084,027 compared to the net loss in 1998 of $51,519. The per share loss for 1999 was $0.06, and the per share loss for 1998 was $0.004.

     Revenues increased from $494,676 in 1998 to $982,108 in 1999 mainly due to increased fees from dial-up access & e-mail subscribers and registration fees derived from the new online domain name registration business. New offices were opened in Shanghai in May 1999 and Guangzhou in November 1999. At the end of the year, the Company's subscriber base had increased to 68,000 ISP subscribers and domain name registrants, as compared to 17,000 ISP subscribers at the end of 1998.

     Operating expenses increased to $2,000,719 in 1999 from $454,330 in 1998. During year 1999, the Company expanded its business in China and undertook an aggressive marketing effort in order to develop a brand name. This initiative caused a significant increase in business development expenditure. The main items in this category comprised the following:

     -opening of new office in Shanghai and Guangzhou;

     -entering the online domain name registration business;

     -starting an online live auction business and leasing the required computer hardware;

     -increasing employee ranks and renting new and additional office space; and

     -carrying on an aggressive advertising and promotional campaign, including giving out free modems to new subscribers.

     Moreover, the Company became a fully reporting company in 1999, and had to comply with substantial additional requirements, which resulted in a significant increase in professional fees expenditure. Additionally, a grant of 2,136,000 stock options in November 1999 resulted in an amount of $256,320 USD added to Paid In Capital.

     Future trends: The Company cannot assure that any profit on revenues can occur in the future, because the Company intends, under its joint venture agreement, to expand the business, including investing in further internet "backbone" and technology for its China internet operations. The Company expects to spend in excess of $3,000,000 in 2000 on development of its business in China, and it should be expected that it may have a loss on operations. Expenditure may be significantly higher if the Company acquires additional capital, for example through investors exercising warrants, and decides to accelerate its expansion plans.

CHANGES IN FINANCIAL CONDITION

     At year end 1999 the Company's assets had increased to $6,275,190 compared to $604,575 at year 1998. The current assets totaled $5,851,647 at 1999 year end compared to $376,179 at 1998 year end. Total and current liabilities at year end 1999 were $339,700 compared to $73,816 at 1998 year end. In May, 1999, the company completed a private offering of units which achieved $5,500,000 in cash. At December 31, 1999 the Company had $5,293,429 in cash.

NEED FOR ADDITIONAL FINANCING

     The Company has capital sufficient to meet the Company's current cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company may have to seek loans or equity placements to cover future cash needs to continue expansion. There is no assurance, however, that the available funds will ultimately prove to be adequate to continue its business and our needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover operations expenses.

     If future revenue declines, or operations are unprofitable, the Company will be forced to develop another line of business, or to finance its operations through the sale of assets it has, or enter into the sale of stock for additional capital, none of which may be feasible when needed. The registrant has no specific management ability, nor financial resources or plans to enter any other business as of this date.

     From the aspect of whether the Company can continue toward the business goal of maintaining and expanding the joint venture for internet services in China, the Company may use all of its available capital without generating a profit.

       The effects of inflation have not had a material impact on our operation, nor is it expected to in the immediate future.

     Although the Company is unaware of any major seasonal aspect that would have a material effect on the financial condition or results of operation, the first quarter of each fiscal year is always a financial concern. It is not uncommon for companies to shut down their operation or operate on a skeletal crew during the Chinese New Year holiday. Therefore in effect, the first quarter really has only two months for generating revenue.

Recent Accounting Pronouncements
--------------------------------

      In December 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings
Per Share", which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires all prior period earnings per share data to be restated to conform to the provisions of the statement. The Company adopted SFAS No.128 for the six-months ended December 31, 1997. The adoption of this standard did not effect the Company's earnings per share.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by, or distributions to, owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the reporting of certain information about operating segments by public companies in both annual and interim financial statements. SFAS No. 131 defines an operating segment as a component of an enterprise for which separate financial information is available and whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

      SFAS Nos. 130 and 131 are both effective for financial statements for periods beginning after December 15, 1997 and both require comparative information for earlier years to be restated. The adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial position or results of operations. The adoption of SFAS No. 131 will have no effect on the Company's financial position or results of operations and the Company is currently reviewing SFAS No. 131 in order to fully evaluate the impact, if any, the adoption of the provisions of this Statement, will have on future financial disclosures.

Market Risk
-----------

     The Company does not hold any derivatives or investments that are subject to market risk. The carrying values of any financial instruments, approximate fair value as of those dates because of the relatively short-term maturity of these instruments which eliminates any potential market risk associated with such instruments.

ITEM 3.   PROPERTIES

     The Company currently maintains an office at #830, 789 W. Pender Street, Vancouver, B.C., Canada as its corporate headquarters. It also has offices in Beijing China at Suite 210, Building B, No. 11 Wu Gen Lin Road, West District, Beijing, China, which are the offices of Xin Hai and the joint venture. Other offices are in Shanghai, Shenyang and Guangzhou.

As of December 31, 1999, The Registrant had the following tangible assets. (The amount is quoted in US Dollar)

(a)  Real Estate.                            None

(b)  Computer and Office Equipment           $422,620


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT CONFLICTS OF INTEREST

      (a) Beneficial owners of five percent (5%) or greater, of the Registrant's common stock: No preferred stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Registrant's common stock known by the Registrant based upon 21,360,000 shares outstanding at December 31, 1999.

Title of       Name and Address        Amount of                 Percent of
Class          of Beneficial Owner     Beneficial Interest       Class
-----          -------------------     -------------------       -----

Common Stock   Xiao-qing Du
               #2754 Adanac St.            2,760,000              12.9%
               Vancouver, BC V5K 2M9

Common Stock   Richco Investors Inc.       2,962,500              13.9%
               Ste 830 789 West Pender St.
               Vancouver, BC V6C 1H2

Common Stock   Ernest Cheung (1)           2,962,500              13.9%
               Ste 830 789 West Pender St.
               Vancouver, BC V6C 1H2

Common Stock   Maurice Tsakok (1)          2,962,500              13.9%
               Ste 830 789 West Pender St.
               Vancouver, BC V6C 1H2

      (b) The following sets forth information with respect to the Registrant's common stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group, at December 31, 1999.

Title of          Name of                Amount of               Percent of
Class             Beneficial Owner       Beneficial Ownership    Class
-----             ----------------       --------------------    -----

Common Stock      Xiao-qing Du (Director)   2,760,000            12.9%
                  2754 Adonac St.
                  Vancouver, B.C. V5K 2M9

Common Stock      Ernest Cheung (1)         2,962,500           13.9%
                  Richco Investors
                  (See Richco Investors below)

Common Stock      Maurice Tsakok (1)        2,962,500           13.9%
                  Richco Investors
                  (See Richco Investors below)

Common Stock      Richco Investors, Inc.    2,962,000           13.9%
                  Ste. 830,789 W. Pender St.
                  Vancouver B.C. V6C 1H2
                  (beneficially  owned by
                  Ernest Cheung, Director and
                  Secretary) and Maurice  Tsakok
                  (a Director) are also
                  Directors of Richco Investors, Inc.

Common Stock      S. Y. Marc Hung             118,000             .5%
                  830,789 W. Pender St.
                  Vancouver B.C. V6C 1H2

Total as a group                            5,840,500           27.3%

     (1) Through Richo Investors, Inc. which owns 2,962,500 shares. Messrs. Cheung and Tsakok are officers, directors and shareholders of Richco Investors Inc.

Compensation Committee Interlocks and Insider Participation

     The Company has established a Compensation Committee on October 5, 1999 which consists of two directors, Marc Hung and Ernest Cheung.

Committees of the Board of Directors

      Audit Committee. On August 31, 1999, the Board of Directors established an Audit Committee, which consists of two directors, Marc Hung and Ernest Cheung. The Audit Committee will be charged with recommending the engagement of independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

      Compensation Committee. The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of directors and officers, determining the total compensation of the officers and directors of the Company.

Director Renumeration

     All directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company may grant options to directors under the Company's Stock Incentive Plan.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS AND SIGNIFICANT MEMBERS OF MANAGEMENT

     (a) The following table furnishes the information concerning our directors and officers as of March 31, 2000. The directors of the Registrant are elected every year and serve until their successors are elected and qualify.

Name                Age          Title                    Term
----                ---          -----                    ----

Xiao-qing Du        29        President of Subsidiary     Annual
                              Infornet Investment Corp.
                              and Director                Annual

S.Y. Marc Hung      55        President and Director      Annual

Ernest Cheung       49        Director  and Secretary     Annual

Maurice Tsakok      48        Director                    Annual

Xin Wei             30        President of Xin Hai        Annual
                              Technology Development
                              Ltd. (Joint venture
                              partner of the
                              Company in China)

     On March 10, 1999 Jing Liang resigned as a director of the Company.

     On April 6, 1999, Xiao-qing (Angela) Du resigned as president of Xin Net Corp. Messrs. Maurice Tsakok and Marc Hung were elected to the board of directors. Marc Hung was appointed to the position of President.

The following table sets forth the portion of their time the Directors devote to the company:

Ernest Cheung     25%         Angela Du       100%
Marc Hung        100%         Maurice Tsakok   25%

      The term of office for each director is one (1) year, or until his/her successor is elected at the Registrant's annual meeting and is qualified. The term of office for each officer of the Registrant is at the pleasure of the board of directors.

     The board of directors does not have a nominating committee. Therefore, the selection of persons or election to the board of directors was neither independently made nor negotiated at arm's length.

     (b)   Identification of Certain Significant Employees.

     Strategic matters and critical decisions are handled by the directors and executive officers of the Company, Marc Hung, Xiao-qing Du, Ernest Cheung and Maurice Tsakok. Day-to-day management is delegated to Xiao-qing (Angela) Du, Marc Hung in Canada and Xin Wei in China. Du and Wei are employees of the wholly-owned subsidiary, Infornet Investment Corp. Xin Wei occupies the position of President of Xin Hai Technology Development, Ltd. and is also a director of the Placer joint venture. His time is split approximately 60% Xin Hai (operations) and 40% Placer (strategies, planning, business development).

     (c) Family Relationships. Xiao-qing Du and Xin Wei are husband and wife.

     (d) Business Experience.

      The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

     Xiao-qing (Angela) Du, President of subsidiary Infornet Investment Corp. and Director, age 29, was President and Director of the company from 1996 to April 1999. She received a Bachelor of Science in International Finance in 1992 from East China Normal University. She received a Master of Science in Finance and Management Science in 1996 from the University of Saskatchewan, Canada. She has been Business Manager of China Machinery & Equipment I/E Corp. (CMEC) from 1992 to 1994. She is now President of Infornet Investment Corp., the wholly owned subsidiary in Canada and remains a director of the company.

     Ernest Cheung, Secretary and Director, age 49, has been Secretary of the Company since May, 1998. He received a B. Math in 1973 from University of Waterloo Ontario. He received an MBA in Finance and Marketing from Queen's University, Ontario in 1975. From 1991 to 1993 he was Vice President of Midland Walwyn Capital, Inc. of Toronto, Canada, now Merrill Lynch Canada. From 1992 - 1995 he served as Vice President and Director of Tele Pacific International Communications Corp. He has also served as President for Richco Investors, Inc. since 1995. He has been a Director of the Company since 1996. He is currently a Director of Agro International Holdings, Inc. since 1997, Spur Ventures, Inc. since 1997, Richco Investors, Inc. since 1995 and Drucker Industries, Inc. since 1997.

     Marc Hung,  B.A.Sc.(E.E.),  M.A. Sc. (E.E.)  University of Montreal (1969 &
1971), President and Director, age 55, has been President of the Company since April 6, 1999. From May 1992 to April 1997, Marc Hung was director, Power System Technology, a division of Institut de Recherche en Electricite du Quebec (IREQ), Hydro-Quebec's Research Institute. His main tasks consisted of general management, networking, promotion of the division's technological products and services and negotiations with potential partners for spinning off promising innovations. The field of responsibility included, amongst others, software products and services, software engineering and telecommunications technology. From May 1997 to June 1998, he was loaned by Hydro-Quebec to the Canadian Centre for Magnetic Fusion (CCFM), a fundamental research entity formed by Hydro-Quebec, the Institut National de Recherche Scientifique (INRS) and (up to March 1997) Atomic Energy of Canada Ltd. Besides general management, his main mandate was to develop and propose a plan for the commercialization of the Centre's innovative products and services. From 1997 to date he has been President and principal of Sinhoy Management, Ltd. From July 1998 to March 1999, Mr. Hung was on sabbatical for personal reasons, but acted as a consultant to Xin Net.

     Maurice Tsakok, Director, age 48, was employed, from 1994 to 1996, by Sagit Mutual Funds, a mutual fund company who as a Vice-President was responsible for computer operations and research on global technology companies. From 1997 to present, he acted as a consultant on the high-tech industry and provides technical analysis on high-tech companies. He holds a Mechanical Engineering degree (1974 University of Minnesota) as well as an MBA specializing in Management Information Systems (MIS) (1976 Hofstra University). From 1997 to date he has been a principal director in Gemsco Management, Ltd.

     Xin Wei, age 30, is President of Xin Hai Technology Development Corp., the joint venture partner in Placer Technologies Corp., the joint venture in China. Xin Wei graduated from Beijing Industry University in 1991 with a diploma in Computer Science. From 1991 to 1992 Xin Wei was a sales engineer of Beijing Sino-Soft Computer Institution. From 1992 to 1995 he was a Director of Beijing Xin Hai Technology Development Corp. From 1995 to 1996 he was a student in Canada. Mr. Wei has been director and secretary of Infornet Investment Corporation since January 1997. He became president and director of Xin Hai Technology Development, Ltd. in 1997 and retains such positions.

     (e) Directors Compensation

     Directors who are also officers of the Registrant receive no cash compensation for services as a director. The Company may grant options to directors under the Company's Stock Incentive Plan.

ITEM 6. EXECUTIVE COMPENSATION

         Section 16(a) of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), requires the Registrant's officers and directors, and persons who own more than 10% of a registered class of the Registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission and NASDAQ. Officers, directors and greater-than 10% shareholders are required by the Securities and exchange Commission regulation to furnish to Registrant with copies of all Section 16(a) that they file.

     Some of the officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company, although Marc Hung and Angela Du devote full time to the company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflict may require that the company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

      There is no procedure in place which would allow officers or directors to resolve potential conflicts in an arms - length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner which they consider appropriate.

EXECUTIVE COMPENSATION

      (a) Cash Compensation.

     Compensation paid by the Company for all services provided up to December 31, 1999 (1) to each of our executive officers and (2) to all officers as a group.

                    SUMMARY COMPENSATION TABLE OF EXECUTIVES

                        Cash Compensation             Security Grants

------------------------------------------------------------------------------

Name and      Year  Salary  Bonus  Consulting  Number Securities   Long Term
Principal                          Fees/Other  of     Underling    Compensation/
Position                           Fees ($)    Shares Options/     Option
                                                      SARs(#)
------------------------------------------------------------------------------

Xiao-qing Du  1997  20,000    0      0             0         0       0
President of  1998  20,000    0      0             0         0       0
Infornet      1999  27,474    0      16,000        0         0       0
Subsidiary

------------------------------------------------------------------------------
Marc Hung     1998       0    0      0             0                 0
President     1999       0    0      17,500        0         0       $4,500 (2)
------------------------------------------------------------------------------
Ernest Cheung, 1998      0    0      0             0         0       (1)
Secretary      1999      0    0      8,000         0         0       $385,000
------------------------------------------------------------------------------
Officers as a  1998 20,000    0      0             0         0
Group          1999 27,474    0      41,500        0         0       $389,500
                    (CDN)            (CDN)

     Effective on April 6, 1999, Marc Hung was appointed as President of the Company and Angela X. Du resigned as the President of the Company. She the President of Infornet Investment Corp., the wholly owned operating subsidiary in Canada.

     (1)Richco Investors, Inc. of which Mr. Cheung is an officer and director, and Mr. Tsakok is an officer and director, received 385,000 units for its services in structuring the private placement.

     (2) Compensation in the form of options at a below market price.

                    SUMMARY COMPENSATION TABLE OF DIRECTORS
                             (To December 31, 1999)

                        Cash Compensation             Security Grants
-----------------------------------------------------------------------------
Name and       Year    Annual   Meeting  Consulting    Number   Securities
Principal              retainer Fees ($) Fees/Other    of       Underlying
Position               Fees ($)          Fees($)       Shares   Options/SARs(#)
                                                       (#)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Xiao-qing Du,  1998    0          0        0           0           0
Director       1999    0          0        0           0           0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Jing Liang,    1998    0          0        0           0           0
Director       1999    0          0        0           0           0
(resigned in
1999)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Marc Hung      1999    0          0        0           0           $4,500 (2)
Director
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Ernest Cheung, 1998    0          0        0           0           0
Director       1999    0          0        0           0           $385,000(1)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Maurice Tsakok 1999    0          0       14,000 CDN   0           $385,000(1)
------------------------------------------------------------------------------
Directors as a 1999    0          0       14,000 CDN   0           $389,500
group
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) See note (1) under Compensation Table of Executives
(2) See note (2) under Compensation Table of Executives

     No director, except for those who are also officers of the Company as listed above, received any compensation in 1998.

     Effective on May 1, 1998, Jing Liang resigned from his position as Secretary of the Company. Ernest Cheung was appointed Secretary of the Company as of the same date.

     Effective March 10, 1999 Jing Liang resigned as director of the Company.

     Effective on April 6, 1999, Mr. Marc Hung and Mr. Maurice Tsakok were elected as directors of the board.

(e) Termination of Employment and Change of Control Arrangements.  None.

(f) Stock purchase options:

     On February 26, 1999, stock options for a total of 480,000 shares at $.40 per share were granted to officers and employees (or persons who became officers) that had contributed to the success of the company in the past: Marc Hung (150,000 shares) and Xin Wei (330,000 shares) (Note: Mr. Wei is not an officer of the Company, but an employee of Infornet Investment Corp.) All share options were exercised as of April 6, 1999.

     On November 12, 1999 the Company granted 2,136,000 options to purchase shares at $1.30 per share to entities/persons who contributed to the successful results achieved by the Company in 1999, as follows:

     a. 262,000 options to Gemsco Management Ltd. (owned beneficially by director Maurice Tsakok) for designing and implementing the Company's corporate website, advising on technological matters, researching the technology sector and for services as a director.
     b. 262,000 options to Farmind Link Corp. for their role as advisor on strategic issues, technology market trends, and financial and capital market issues.
     c. 262,000 options to Sinhoy Management Ltd. (owned beneficially by officer and director Marc Hung) for their contributions to the general management of the Company, investor relations, technological matters and for services as a director.
     d. 212,000 options to Lancaster Pacific Investment, Ltd. for their contributions in the areas of regulatory matters, Chinese market conditions and strategies aimed at penetrating the market.
     e. 50,000 options to Ernest Cheung for services rendered as secretary and director of the Company.
     f. 20,000 options to Yonderiche International Consultants Ltd. for services rendered in matters regarding Chinese government policies and regulations.
     g. 1,068,000 options to Weststar Holdings Limited (owned beneficially by Xiao-qing Du, a director and president of Infornet Investment Corp., and Xin Wei, a director and secretary of Infornet Investment Corp. and president of XIN
HAI) and employees of Xin Hai Technology Development Ltd., as a group, for the successful continued development of the business in China and achieving excellent operational results during the year. The breakdown of the 1,068,000 options is to be determined at a later date.

     The average closing price for the five trading days ended on November 12, 1999 was $1.28 per share. The closing price on November 12, 1999 was $1.187 per share.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On February 20, 1997, the Company issued 4,000,000 shares of common stock for services rendered at $.001 per share to 15 shareholders, none of whom were affiliated or shareholders. The following shareholders received shares equal to or greater than 5% of the then outstanding shares: Xin Wei - 750,000 shares. Xin Wei was awarded 750,000 shares as founder of Xin Hai Technology Development Ltd. and for obtaining the necessary ISP permit, business license and MOFTEC approval on February 20, 1997. No cash was received by the company from the issuance of the shares. Mr. Wei is President of Xin Hai Technology Development, Ltd., the joint venture partner of the Company in China. He is married to Xiao-Qing (Angela) Du, President of Infornet Investment, Ltd.

     During 1997, the Company issued 5,000,000 shares of common stock to acquire the wholly owned subsidiary, Infornet Investment Corp. (Canada) to Xiao-qing (Angela) Du - 4,000,000 shares and Jing Liang - 1,000,000 shares. Angela Du manages the Infornet subsidiary. Jing Liang was Secretary and Director of the Company but resigned in early 1999.

       On August 25, 1997, through the wholly-owned subsidiary, Infornet Investment Limited (Hong Kong), the Company formed cooperative joint venture called Placer Technologies Corp. (a limited liability company) with Xin Hai Technology Development Ltd. (a People's Republic of China Corporation) as a partner, for a term of twenty (20) years.

     On February 26, 1999, Marc Hung, who was neither an officer nor director but since has become President and Director, was granted and exercised (in March, 1999) an option to purchase 150,000 shares of common stock at $.40 per share. The option to purchase shares was granted to him for services rendered since July 1998 as advisor to the Company in matters relating to management, technology and strategies.

     On February 26, 1999, Kun Wei, a shareholder, was granted and exercised (in March) an option to purchase 330,000 shares of common stock at $.40 per share. The option to purchase shares was granted to him for contributing to the success of the joint venture, in particular with regards to technology development and implementation. Kun Wei is Vice President of Xin Hai Technology Development, Ltd. and the brother of Xin Wei.

     On February 26, 1999, Xin Wei, a shareholder, who is President of Xin Hai Technology Development, Ltd., the Company's joint venture Partner, was granted and exercised (in March 1999) an option to purchase 330,000 shares of common at $.40 per share. The option to purchase shares was granted to him for contributing to the success of the joint venture, in particular with regards to general management of Xin Hai Technology Development Ltd., business development and governmental relations.

     In May 1999, Marc Hung, President and Director of the Company, purchased 80,000 units of the private placement at the $1.00 offering price. Richco Investors, Inc., a public company of which both Messrs. Ernest Cheung and Maurice Tsakok are directors, officers and shareholders, purchased 700,000 units in the private placement at $1.00 per unit in May 1999.

      On September 17, 1999 385,000 units were issued to Richco Investors, Inc. as a consulting fee for services rendered in structuring the unit placement.

     The units consisted of one share and a warrant to purchase an additional unit at $2.00 per unit, such additional unit consisting of one share and a warrant to purchase an additional share at $5.00 per share.

     On November 12, 1999 the Company granted 2,136,000 options to purchase shares at $1.30 per share to entities/persons who contributed to the successful results achieved by the Company in 1999, as described under Item 6(f) "Stock Purchase Options."

     The Company has made loans to the Placer joint venture during the year 1999. These loans bear 0% interest and are payable on demand. At December 31, 1999 the cumulative amount of the loans was $1,558,689.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

       The Company's Articles of Incorporation as amended authorize the issuance of 50,000,000 shares of common stock no par value. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratable, the net assets of the Company available to stockholders after distribution is made to the creditors. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.

WARRANTS

      The Company has issued 5,500,000 warrants as part of the unit private placement in May 1999. Each warrant entitles the holder to purchase, on or before March 31, 2001, one (1) additional unit at a price of US $2.00 per unit, each unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) unit at $2.00 per unit on or before March 31, 2001 consisting of one share and one warrant to purchase one common share of the issuer at a price of US $5.00 per share on or before March 31, 2002. On September 17, 1999 the Company issued 385,000 warrants to Richco Investors, Inc. for services rendered in structuring the private placement.

TRANSFER AGENT

      The Company has engaged Holloday Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona, 85251 as transfer agent.

REPORTS TO STOCKHOLDERS

      The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                                   PART II

ITEM 1. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     (a) The Registrant's common stock is traded on the NASD Electronic Bulletin Board. The following table sets forth high and low bid prices of the Registrant's common stock for years ended December 31, 1997, December 31, 1998 and December 31, 1999 as follows:

                                  Bid (U.S. $)
                                  ------------
                                      1999
                                      ----
                                High        Low
                                ----        ---
First Quarter                 $2.00       $ .34
Second Quarter                $6.625      $1.625
Third Quarter                 $4.00       $1.469
Fourth Quarter                $5.187      $1.125

                                      1998
                                      ----

First Quarter                 $ .53        $.187
Second Quarter                  .375        .15
Third Quarter                  1.06         .25
Fourth Quarter                  .78         .24

                                      1997
                                      ----

First Quarter                 $ .75        $.03
Second Quarter                  .84         .68
Third Quarter                   .45         .25
Fourth                          .50         .156

      Such Bulletin Board quotations reflect  interdealer  prices,  without mark
up,  mark  down  or  commission  and  may  not  necessarily   represent   actual
transactions.

     (b) As of December 31, 1999, the Registrant had approximately 6800 shareholders of record of the common stock.

     (c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Registrant does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

      No director, officer or affiliate of the Company, and no owner of record of beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     In connection with the audits of the most recent fiscal years and any interim period preceding resignation, no disagreements exist with any former accountant on any matter of accounting principles or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject matter of the disagreement(s).

      The principal accountant's report on the financial statements for any of the past two years contained no adverse opinion or a disclaimer of opinion nor was qualified as to uncertainty, audit scope or accounting principles.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Since September 12, 1996 (the date of the Company's formation), the Company has sold its common stock to the persons listed in the table below in transactions summarized as follows:

      Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

                                    Date of                    Price per
                  Consideration     Purchase    # of Shares    share
                  -------------     ---------   -----------    --------
Ken Finkelstein   Founder           10/96       3,000,000      $.001
                  Services rendered
                  Prior to Nov. 1996

     Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

1996                                      Original Purchasers List
----                                      ------------------------

Name and Address                     Date of   Number    Consideration Price per
----------------                     purchase  of shares               Share
                                     --------  ---------  ------------ ---------
Sinh Le
1403- 4300 Mayberry St. Burnaby,
B.C. V5H-4A4                        12/11/96    1000        $250            $.25

Terrence Johnson
1403- 4030 Mayberry St. Burnaby,
B.C. V5H-4A4                        12/11/96    1000        $250            $.25

Kashmir Singh
1025- Augusta Ave, Burnaby,
B.C. V5A-1K3                        12/11/96    2000        $500            $.25

Noah Natovitch
121-3280 E. 58th Ave,Vancouver,
B.C V5S-3T2                         12/11/96    1000        $250            $.25

Todd H. Weaver
2000 South Ocean Lane #11,
Ft. Lauderdale FL 33316             12/11/96    4000        $1,000          $.25

Fleet Sparrow, Inc.
7 Prince Street, P.O. Box 1117,
Belize City, Belize                 12/11/96    2000          $500          $.25

David Mundie
2419 TreeTop Lane, N. Vancouver,
B.C. V2H-2K6                        12/11/96    2000          $500          $.25

Redbrook Creek Corp
7 Prince St. P.O. Box 1117,
Belize City, Belize                 12/11/96    2000          $500          $.25

Wes Janzen
#100- 8500 Alexandra Road,
Richmond, B.C. V6X-1C4              12/11/96    2000          $500          $.25

Wes Kroeker
#100- 8500 Alexandra Road,
Richmond, B.C. V6X-1C4              12/11/96    2000          $500          $.25

L. James Harder
5512 Okanagan N. Ave., Site 1B
Camp 11, Vernon B.C.V1T-6Y5         12/11/96    2000          $500          $.25

Kari - Anne Chase
85 Walnut Crescent, Whitehorse,
Yukon Y1A-5C7                       12/11/96    2000          $500          $.25

Steven Giles
309-727 Hughton Road, Kelowna,
B.C. V1X-7J7                        12/11/96    1000          $250          $.25

Robert N. Hatton
1830 Large Ave, RR #5 S-17B, C-53,
Kelowna, B.C. V1X-4K4               12/11/96    1000          $250          $.25

Adrian Klien
575 Perry Road, Kelowna,
B.C. V1X-1J1                        12/11/96    1000          $250          $.25

Lamber Dhaliwal
3556 Calder Ave, N.
Vancouver, B.C.                     12/11/96    2000          $500          $.25

Biro Dhaliwal
3556 Calder Ave, N.
Vancouver, B.C.                     12/11/96    2000          $500          $.25

Doris Mackney
Box 44021,
Oyama,  B.C. V4V01ZS                12/11/96    2000          $500          $.25

Stephane Martin
1704 Smithson Dr., Kelowna,
B.C. V1Y-4E3                        12/11/96    1000          $250          $.25

Guy Martin
1704 Smithson Dr., Kelowna,
B.C. V1Y-4E3                        12/11/96    1000          $250          $.25

Lawrence Kit
Box 32, Vegreville,
Alberta, T9C-1R1

Mervyn Kit
6604-132 A/ Ave.
Edmonton, AB  T5C-2 B.C.            12/11/96    1000          $250          $.25

Emil Kit
5365 Bogette Place
Kamloops, B.C. V2C-6B2              12/11/96    1000          $250          $.25

Robert Thompson
14250 Middlebench Rd,
Oyama, B.C. V4V-2B9                 12/11/96    1000          $250          $.25

Bob Mackney
P.O. Box 44021,
Oyama, B.C. V4V-1Z5                 12/11/96  11,000        $2,750          $.25

Dean Mackney
11574 Artela Rd,
Winfield, B.C. V4V-1H4              12/11/96    1000          $250          $.25

Robert Brown
13525 Lake Pine
Winfield B.C. V4V-1A3               12/11/96    1000          $250          $.25

Susan Bozyk
109-980 Dilworth Dr,
Kelowna, B.C. V1V01S6               12/11/96     500          $125          $.25

Cal McCarthy
10060 McCarthy Road,
Winfield, B.C. V4V-1T1              12/11/96    1000          $250          $.25

Sheelagh Thompson
14250 Middllebench Road,
Oyama, B.C. V4V-2B9                 12/11/96    1000          $250          $.25

Tarif Mapara
1790 Boundary Rd,
Burnaby, B.C. V5M-4M2               12/11/96    1000          $250          $.25

Saira Mapara
1790 Boundary Rd,
Burnaby, B.C. V5M-4M2               12/11/96    1000          $250          $.25

Zaher Mapara.
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Mumtaz Mapara
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Riaz Mapara
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Fairous Mapara.
1576 Lodgepole PI,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Sam Mapara ITF:
Arman Mapara 2932
Blackbear Ct. Coq, B.C.             12/11/96    1000          $250          $.25

Sam Mapara ITF:
Ariana. Mapara 2932
Blackbear Ct. Coq, B.C.             12/11/96    1000          $250          $.25

Anisha Mapara
2932 Blackbear Court,
Coquitlam, B.C                      12/11/96    1000          $250          $.25

Sameer Mapara
2932 Blackbear Court,
Coquitlam, B.C.                     12/11/96    1000          $250          $.25

Tazmina Mangaiji
8214 Lakeland Drive,
Burnaby, B.C. V5A-4C9               12/11/96    2000          $500          $.25

Maidenhood Mangaiji
8214 Lakeland Drive,
Burnaby, B.C. V5A-4C9               12/11/96    2000          $250          $.25

Garry McColl
#1405-2020 Bell Wood Ave,
Burnaby, B.C. V5B-4P8               12/11/96    1000          $250          $.25

Larry Kozak
1103-9595 Erickson Dr,
Burnaby, B.C. V3J-7N9               12/11/96    2000          $500          $.25

Rob Kozak
1103-9595 Erickson Dr,
Burnaby, B.C. V3J-7N9               12/11/96     500          $125          $.25

Garry Messer
25767 La Salina Pl,
Moreno Valley, CA 92551             12/11/96     500          $125          $.25

Sharon Delbridge
25767 La Salina PI,
Moreno Valley, CA 92551             12/11/96    1000          $250          $.25

James M. Lucas
P.O. Box 872,
Blue Jay, CA 92317                  12/11/96    2000          $500          $.25

Joe Gamache
1421 Barber Ct.
Bunning, CA 92220                   12/11/96    1000          $250          $.25

Dustin Lee Sexton
8350 Magnolia Ave, Unit 125,
Riverside, CA 92504                 12/11/96    1000          $250          $.25

Ramona Lee Sexton
3957 San Mateo,
Riverside, CA 92504                 12/11/96    1000          $250          $.25

William Navarro
23403 Silver Strike Dr,
Canyon Lake, CA 92587               12/11/96    2000          $500          $.25

Jake Penner
1688 West 65th Ave,
Vancouver, B.C. V6P-2R3             12/11/96    2000          $500          $.25

Vern Craig
1369 Compton Cres,
Tsawwassen, B.C. V4L-IP8            12/11/96    1000          $250          $.25

Doug Maxwell
605 West Kent Ave,
Vancouver, B.C. V6P-6T7             12/11/96    1000          $250          $.25

M. Erik Nylin
RR6-S600, C36,
Courtenay, B.C. V9N-8H9             12/11/96    1000          $250          $.25

Dorothy L. Nylin
RR6-S600, C36,
Courtenay, B.C. V9N-8H9             12/11/96     500          $125          $.25

Richard T, Wotruba
501 Las Alturas Rd,
Santa Barbara, CA 93103             12/11/96     500          $125          $.25

Patricia A. Wotruba
501 Las Alturas Rd,
Santa Barbara, CA 93 10-1           12/11/96    1200          $300          $.25

Bhupinder Mroke
5076 Victoria Dr,
Vancouver, B.C. V5P-3T8             12/11/96    1000          $250          $.25

Jackueline Herauf
#56-28 Berwick Cres NW,
Calgary, AB T3K-IY7                 12/11/96    2000          $500          $.25

Larry I Sandler D.D.S
272 Wolverine Lake Dr,
Wolverine Lake, MI 48390            12/11/96    2000          $500          $.25

Linda C. Sandler
272 Wolverine Lake Dr,
Wolverine Lake, NU 483 90           12/11/96    1000          $250          $.25

D. Percy Ryan
2423 37th Street SE,
Calgary, AB T2B-OZI                 12/11/96    2000          $500          $.25

Jageero Singh
122 West Braemar Rd, N.
Vancouver, B.C. V7N-2S8             12/11/96    2000          $500          $.25

Jagbir Johl
122 West Braemar Rd, N.
Vancouver, B. C. V7N-2 S 8          12/11/96    2000          $500          $.25

Bob L. Stobbe
9420 98A Ave,
Fort St John, B.C. V 15-1 1R4       12/11/96     500          $125          $.25

Britt L. Weaver
6741 Alexandria Lane,
Charlotte, NC 28270                 12/11/96     500          $125          $.25

Katherine H. Weaver
6741 Alexandria Lane,
Charotte, NC 28270                  12/11/96    1000          $250          $.25

Dorilda Limoges
6509 Coach Hill Rd SW,
Calgary, A13 T2B-1H5                12/11/96    1000          $250          $.25

Vincent Luong
192 Saratoga Close NE,
Calgary, AB T 1 Y-7AI               12/11/96    1000          $250          $.25

Sigurd B. Peterson
2671 MacDonald Dr,
Victoria, B.C. V8N-1Y1              12/11/96    1000          $250          $.25

Dr. John Dale
Box 499, Nelson, B.C. VIL-5R3       12/11/96    1000          $250          $.25

Diana Haschke
Box 489,
Nelson, B.C. VIL-5R3                12/11/96    1000          $250          $.25

Errol Biebrick
104 Pinewind Close NE,
Calgary, AB TI 8-2H3                12/11/96    1000          $250          $.25

Bradley T. Johns
4602- 45th Ave NE #3 29,
Tacoma, WA 98422                    12/11/96    1000          $250          $.25

Bhupinder Mann
1182 E, 33rd Ave,
Vancouver, B.C. V5V-3B3             12/11/96    1000          $250          $.25

Nirmal S. Mann
1182 F. 33rd Ave,
Vancouver, B.C. V5V-3B3             12/11/96    1000          $250          $.25

S.P. Swadron
3914 W 11th Ave,
Vancouver, B.C. V6R-2L2             12/11/96    2000          $500          $.25

Sylvia Moir
905 Signal Hill Green SW,
Calgary, AB T3H-2Y4                 12/11/96    1000          $250          $.25

John R. Moir
214 555 Strathcona Blvd SW,
Calgary, AB T3H-2Z9                 12/11/96    1000          $250          $.25

Charanjit S. Parmar
17924-99A Ave,
Edmonton, AB T5T-3RI                12/11/96    2000          $500          $.25

Harjit K. Parmar
17924-99A Ave,
Edmonton, AB T5T-3RI                12/11/96    2000          $500          $.25

Murray Bisset 11402-120 St,
Edmonton, AB T5G-2Y2                12/11/96    2000          $500          $.25

Tom Schreiber
14316-123 St,
Edmonton, AB T5X-3M2                12/11/96    2000          $500          $.25

Don Pierson
100 Nottingham Rd,
Sherwood Park, AB T8A-5M5           12/11/96    2000          $500          $.25

Usha Bibra
6112-34A Ave,
Edmonton, AB T6L-IE4                12/11/96    1000          $250          $.25

Sachin Bibra
6112-34A Ave,
Edmonton, AB T6L-1E4                12/11/96     500          $125          $.25

KamaIjit Lall
3664-31A St,
Edmonton, AB T6T-1H6                12/11/96     500          $125          $.25

Tajinder Chohan
165 W. 65th Ave,
Vancouver, B.C. V5R-3T7             12/11/96  73,300       $18,325          $.25
                                              ------        ------
TOTAL                                        200,000       $50,000

     The offering and sales of the shares was made in reliance upon the exemptions contained in Rule 504 of Regulation D and Regulation S to offshore residents, and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (B.C. and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act).

1997                                  PRIVATE PLACEMENT
----                                  -----------------

Subscriber                       Date of    Consideration    Shares    Price Per
----------                       Purchase                              Share
                                 --------   -------------    ------    ---------
Balraj Mann                      6/2/97     $40,000          100,000        $.40
6228 Tiffany Blvd. Richmond,
B.C. V7C 4Z2

Thesis Group Inc.                6/2/97     $20,000           50,000        $.40
19 Hanover Terrace
Regents Park
London, England NW1 4RT

Hare & Co.                       6/2/97     $40,00           100,000        $.40
EB.C. Zurich AG
Bellariastrasse 23
8027 Zurich, Switzerland

Cayman Islands Securities Ltd.   6/2/97    $100,000          250,000        $.40
P.0, Box 1062 GT
Grand Cayman
BWI

Strategic Lines Asset Management 6/2/97     $40,000          100,000        $.40
3/F 73 Front Street
Hamilton HM NX
Bermuda

Floyd Hill                       6/2/97     $29,000           72,500        $.40
4557 - W, 8th Ave.
Vancouver, B.C. V6R 2A4

Richard Angus                    6/2/97    $100,000          250,000        $.40
1548 Marine Dr.
Vancouver, B.C. V7V 1H8

Taylor Oil Products              6/2/97    $100,000          250,000        $.40
Box 1062
3rd Floor, One Capital Place
Grand Cayman, BWI

Silver Shadow Investment Ltd.    6/2/97    $100,000          250,000        $.40
P.O. Box 546
St. , Helier, Jersey J E4 8XY
Channel Islands

Billee Davidson                  6/2/97     $25,000           62,500        $.40
3902 - W. 38th Avenue
Vancouver, B.C. V6N 2Y6

A. Gregori Imports Ltd,          6/2/97     $60,000          150,000        $.40
112 - 1010 West Georgia St,
Vancouver, B.C. V6E 2Y2

J R Ing & Associates             6/2/97     $30,000           75,000        $.40
1360 W. 32nd
Vancouver, B.C. V6H 2J3

Linda A. Massie                  6/2/97      $6,000           15,000        $.40
4379 Arbutus St,
Vancouver, B.C. V6J 4S4

Debby Tonn                       6/2/97     $15,000           37,500        $.40
4899 Meadfield Rd.
West Vancouver, B.C.
V7W 3E6

Daphne Killas                    6/2/97     $25,000           62,500        $.40
608-1888 York Ave. Vancouver,
B.C. V6J 5A7

Chris MacPherson                 6/2/97     $10,000           25,000        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

Rod Morreau                      6/2/97      $5,000           12,500        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

Wendy Chan                       6/2/97      $5,000           12,500        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

TOTAL                            6/2/97    $750,000        1,875,000        $.40

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

1997
----

                               Date of      Consideration   Number of  Price per
                               Purchase                     Shares     Share
                               ---------    --------------  ---------  ---------

Xiao Qing Du                   March 3,1997                   4,000,000
2754 Adanac Street
Vancouver, B.C.,
V5K 2M9                                    ( Exchange for
                                           ( acquisition of
                                           ( 100% of stock of
                                           ( Infornet Investment,
                                           ( Corp.

Jing Liang                     March 3,1997                   1,000,000
403-1333 Haro Street
Vancouver, B.C., V6E 1G4

                                                TOTAL         5,000,000

     The issuance of the shares was made in reliance upon the exemption to Registration contained in Regulation S as amended, to offshore residents, and in Canada pursuant to the exemptions from registration contained in section 55(2)
(4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(b) and or 128(h) of the Securities Rules to the Securities Act.

1999                                      Option Exercise
----                                      ---------------

                                     Date of  Consideration Price Per  Number
                                     Purchase ------------- Share      Of Shares
                                     --------               ---------  ---------
1. Lancaster Pacific Investment Ltd.  4/6/99  $ 88,000      $.40         220,000
   14/F Tung Hip Commercial Building
   244-252 Des Voeux Road C.
   Hong Kong

2. Tandoor Holdings Limited           4/6/99  $148,000      $.40         370,000
   20D Primrose Mansion
   Taikooshing, Hong Kong

3. S.Y.Marc Hung                      4/4/99  $ 60,000      $.40         150,000
   6-1200 Brunette Ave.
   Coquitlam, B.C.,
   Canada V3K I G3

4. Kun Wei                            4/4/99  $132,000      $.40         330,000
   #69 West Gulou Street
   Beijing, P.R. China

5. Xin Wei                            4/4/99  $132,000      $.40         330,000
   #2754 Adanac Street
   Vancouver, B.C.
   Canada V5K 2M9

TOTAL                                          560,000                 1,400,000

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

                              PRIVATE PLACEMENT

Name & Address                   Number *  Consideration     Date of   Price per
--------------                   Of Shares -------------     Purchase  Share
                                 ---------                   --------  (Units)
                                                                       --------
Mitsukiku Investments Ltd          625,000   $625,000        5/19/99       $1.00
PO Box 428
Les Braves House,
Les Banques St. Peter Port
Guernsey
4V1 3W2

Tandoor Holdings Ltd               570,000   $570,000        5/19/99       $1.00
20D Primrose
Mansion
Taikooshing
Hong Kong

Richco Investors Inc.              700,000   $700,000        5/19/99       $1.00
830-789 West Pender Street
Vancouver B.C.
Canada V6C 1H2

Development Fund 11 of
Nova Scotia Inc.                   190,000   $190,000        5/19/99       $1.00
c/o Richco Investors Inc.
830-789 West Pender Street
Vancouver B.C.
Canada V6C 1H2

Mr. Minhas Sayani                   75,000    $75,000        5/19/99       $1.00
PO Box 30020 Dubai
United Arab Emirates

Xerxes Venture Capital Fund Ltd.    50,000    $50,000        5/19/99       $1.00
PO Box 88 I Grenville St.
St. Helier, Jersey
JE4 9PF UK

Goldpac Investment Fund             40,000    $40,000        5/19/99       $1.00
16D 139 Drake St
Vancouver B.C.
V6Z 2T8 Canada

Nottinghill Resources Ltd.          50,000    $50,000        5/19/99       $1.00
Mareva House 4 George St.
Nassau, Bahamas

Mr. Allan Slaughter                 10,000   $ 10,000        5/19/99       $1.00
1368 Madrona Dr. Bay, B.C.
V9P 9C9 Canada

Mr. David Atkinson                   7,500     $7,500        5/19/99       $1.00
4590 Keith Rd
West Vancouver B.C.
V7W 1W2 Canada

Mr. Michael Atkinson                 7,500     $7,500        5/19/99       $1.00
#210 1315 W. 11th Ave.
Vancouver B.C.
V6H 1K7 Canada

Mrs. Juanita L. Po                   5,000     $5,000        5/19/99       $1.00
842 Clements Ave.
North Vancouver B.C.
V7R 2K7 Canada

Mr. Joseph Go and                   10,000   $ 10,000        5/19/99       $1.00
Mrs. Babs Po
1045 Montroyal Blvd.
N. Vancouver 13C
V7R 2H5 Canada

Bradstone Equity Partners Inc.     200,000   $200,000        5/19/99       $1.00
#638-375 Water St.,
Vancouver B.C.
V6B 5C6 Canada

403401 B.C. Ltd.                   150,000   $150,000        5/19/99       $1.00
#638-375 Water St.,
Vancouver B.C.
V6B 5C6 Canada

Silver Shadow Investments Ltd.      20,000    $20,000        5/19/99       $1.00
PO Box 546 28-30 The Parade
St. Helier Jersey
Channel Islands

Cayman Islands Securities Ltd.      80,000    $80,000        5/19/99       $1.00
PO Box 2835 G.T.
Grand Cayman
B. W. I.

Chelsea Capital Corp.               70,000    $70,000        5/19/99       $1.00
#200-750 W. Pender St.
Vancouver B.C.
V6C 1B5 Canada

Mr.Carlo K.Rahal                    25,000    $25,000        5/19/99       $1.00
6410 Charing Crt.
Burnaby B.C.
V5E 3Y3 Canada

Mr.David M.Lyall                   100,000   $100,000        5/19/99       $1.00
6745 W. Blvd B.C.
V6P 5R8 Canada

Ms. Linda A. Massie                 10,000    $10,000        5/19/99       $1.00
305-1750 West 13th Ave
Vancouver B.C.
V6J 2H1 Canada

Mr. Patrick Hung                    60,000    $60,000        5/19/99       $1.00
6-1200 Brunette Ave.
Coquitlam B.C.
V3K 1G3 Canada

Ms Chantal Hung                     60,000    $60,000        5/19/99       $1.00
6C Winston Churchill Lane
Curepipe
Mauritius

Mr. Marc Hung                       80,000    $80,000        5/19/99       $1.00
6- 1200 Brunette Ave.
Coquittam B.C.
V3K 1G3 Canada

Hare & Co.                         100,000   $100,000        5/19/99       $1.00
C\O Bank of New York
1 Wall Street - 3rd Floor
New York, N.Y. 10286

Clariden Bank,                     180,000   $180,000        5/19/99       $1.00
Claridestrasse 26,
8002 Zurich
Switzerland

Mr.Brian Findlay                    50,000    $50,000        5/19/99       $1.00
29433 Simpson Rd,
Abbotsford, B.C.
V6C I H9 Canada

Mr.Hazel L. Allington                3,500     $3,500        5/19/99       $1.00
4614 Woodgreen Dr.
West Vancouver B.C.
V7S 2V2 Canada

Ms.Sharon Allington                  1,500     $1,500        5/19/99       $1.00
4614 Woodgreen Dr
West Vancouver B.C.
V7S 2V2 Canada

Orbit Leasing Corp.                 90,000    $90,000        5/19/99       $1.00
310-1324 17th Ave.SW
Calgary Alberta
T2T 5S8 Canada

Taylor Oil Products Ltd.            80,000    $80,000        5/19/99       $1.00
PO Box 1062 GT Grand Cayman.
B.W.I.

Caribbean Avionics Ltd.            280,000   $280,000        5/19/99       $1.00
PO Box 599
Carribean Place Providenciales,
Turks & Caicos Is.

Yonderiche International
Consultant                          15,000    $15,000        5/19/99       $1.00
102-1318 West 6th Ave.
Vancouver, B.C.
V6H 1A7 Canada

Ms. Jane Lee Kennedy                 1,500     $1,500        5/19/99       $1.00
1253 Hunter Rd
Delta B.C.
V4L 1Y9 Canada

Mr. Billee Davidson                 10,000    $10,000        5/19/99       $1.00
3902 West 38th Ave.
Vancouver B.C.
V6N 2Y6 Canada

Mr. F. Goelo                       120,000   $120,000        5/19/99       $1.00
PO Box 10910 Grand Cayman
Cayman Islands
B.W.I.

Aberdeen Holdings Ltd.              50,000    $50,000        5/19/99       $1.00
60 Market Square
Belize City
Belize

Mr. Ken Aloysius Kow                16,000   $ 16,000        5/19/99       $1.00
Ms. Dannie Kow
2957 East 56 Ave
Vancouver B.C.
V5S 2A2 Canada

Mr. Floyd Hill                      25,000    $25,000        5/19/99       $1.00
1800-609 Granville St.
Vancouver B.C.
V7S IC4 Canada

Ms. Linda Collins                   25,000    $25,000        5/19/99       $1.00
3939 W. 38th Ave
Vancouver B.C.
V6N 2Y7 Canada

Mr. Patrick C. Lincoln               5,000     $5,000        5/19/99       $1.00
17 Leacock CT
Thornhill ON
L3T 6X9 Canada

Mr. Rodney B. Johnston              25,000    $25,000        5/19/99       $1.00
17412-29th Ave.
S. Surrey B.C.
V4P 9R1 Canada

Mr. L. C. Allington                 50,000    $50,000        5/19/99       $1.00
4614 Woodgreen Dr
West Vancouver B.C.
V7S 2V2 Canada

Mr. Hugh Cooper                     10,000    $10,000        5/19/99       $1.00
425 Rabbit Lane
West Vancouver B.C.
V7S 1J1 Canada

Ms. Sharon Cooper                   40,000    $40,000        5/19/99       $1.00
425 Rabbit Lane
West Vancouver 13C
V7S 1J1 Canada

J.F. Yang Capital Corp.            250,000   $250,000        5/19/99       $1.00
15 Starling House Charlbert
St. London NW8 7BS UK

Mr. Brent Petterson                  2,500     $2,500        5/19/99       $1.00
603-1500 Ostler Court,
North Vancouver B.C.
V7G 2S2 Canada

Prism Holdings Inc.                 25,000    $25,000        5/19/99       $1.00
PO Box 150, Design House,
Providenciales,
I Turks & Caicos Islands
B.W.I.

Ms.Christine Smith                  10,000    $10,000        5/19/99       $1.00
#314-3738 Norfolk St.
Burnaby B.C.
V5G 4V4 Canada

First Nevisian Stockbrokers Ltd.    40,000    $40,000        5/19/99       $1.00
Barclays Building. Maw St.
Charlestown Nevis
B. W. I.

Tedburn Ltd.                       150,000   $150,000        5/19/99       $1.00
2C Engineers Road,
Gibraltar

J.R. Ing Associates                 35,000    $35,000        5/19/99       $1.00
130 Adelaide St. West
Toronto ON
M5P I G6 Canada

Sirhc Holdings Ltd.                150,000   $150,000        5/19/99       $1.00
9 Church St.
Hamilton Hm11
Bermuda

A&E Capital Funding Inc.           250,000   $250,000        5/19/99       $1.00
2300 Yonge St. Suite 3000
Toronto ON
M4P 1E4 Canada

Thesis Group Inc.                  150,000   $150,000        5/19/99       $1.00
19 Hanover Terrace Regents Park
London
NW1 4RJ UK

Mr.Barry Fraser                     15,000    $15,000        5/19/99       $1.00
1300-777 Dunsmuir St.
Vancouver B.C.
V7Y I K2 Canada

Mr.William Adams                    10,000    $10,000        5/19/99       $1.00
PO Box 922 40102 Skyline Pl.
Garibaldi Highlands
Vancouver B.C. VON 1TO
Canada

Mr.Fred TSE                         40,000     $40,000       5/19/99       $1.00
186 Stevens Dr
West Vancouver B.C.

TOTAL                            5,500,000  $5,500,000
                                    shares

          *The Offering consisted of Units - each unit containing one share and one warrant. The warrant entitles the holder to purchase one additional common unit of the issuer at $2.00 per unit on or before March 31, 2001, which unit consists of one common share and one additional warrant to purchase a share of common stock at $5.00 per share on or before March 31, 2002.

     On September 17, 1999 the Company issued 385,000 Units to Richco Investors Inc. for consulting services in structuring Private Placement.

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

                                             Price per
                                    Date     Share       Consideration    Shares
                                    ----     -----       -------------    ------
Xin Wei
2754 Adanac Street
Vancouver, B.C. VSK 3M9             2/20/97  $.001       750 services(1) 750,000

Kun Wei
403 No I Blvd
Qianmachang Lane
Gulou Street, West
Beijing, China                      2/20/97  $.001       450 services(2) 450,000

Xi-ping Qu
403 - 1333 Haro Street
Vancouver, B.C. V6E 1G4             2/20/97  $.001       300 services(3) 300,000

Nicole Alagich
1400 - 400 Burrard Street                                    clerical
Vancouver, B.C. V6C 3G2             2/20/97  $.001       .30 services      3,000

Terry Johnston
1408 - 4300 Mayberry Street                                   clerical
Burnaby, B.C. V5H 4A4               2/20/97  $.001       3.00 services     3,000

Ranjit Bhogal
9042 135 A Street                                             clerical
Surrey, B.C. V3V 7CS                2/20/97  $.001       3.00 services     3,000

Bhupinder Mann
1182 East 33rd Ave.                                           clerical
Vancouver, B.C. V5F 3B3             2/20/97  $.001       3.00 services     3,000

Charles Grahn
203 - 1386 West 73rd Ave                                      clerical
Vancouver, B.C. V6P 3E8             2/20/97  $.001       3.00 services     3,000

Gemsco Management Ltd.
53 Woodland Drive
Delta, B.C. V4L 2H4                 2/20/97  $.001       700 services(4) 700,000

Farmind Link Corp.
2998 Park Lane
West Vancouver, B.C. V7V 1E9        2/20/97  $.001       700 services(5) 700,000

Simon Yuen
19835 64th Avenue
Langley, B.C. V2Y 11.S              2/20/97  $.001       700 services(6) 700,000

Lionel Welch                                                 Public
7 Prince Street                                              Relations
Belize City, Belize                 2/20/97  $.001       320 services    320,000


(1) Founding Xin Hai Technology Development Limited and obtaining the necessary ISP permit, business license and MOFTEC approval.
(2) Contributing to founding Xin Hai Technology through technology assessment and selection, contacting vendors and implementing the hardware and software
(3) Contributing to founding Xin Hai Technology Development Limited through financial investors relations and office planning and set-up.
(4) Providing advice on technological matters and researching technological sector.
(5) Providing advice on strategic issues, technology market trends and financial and capital market issues.
(6) Contributing to the formation of the Company and providing services on programming and software matters.

Kathleen Robinson
P.O. Box 170                                                Public
Grand Turk                                                  Relations
Turks & Caicos Islands, BWI         2/20/97  $.001       10 services      10,000

Mr. Joseph A. Gamache                                       Public
1421 Barber Court                                           Relations
Banning CA 92220                    2/20/97  $.001       10 services      10,000

Hartford Capital Corporation                                Public
1400 - 400 Burrard Street                                   Relations
Vancouver,  B.C. V6C 3G2            2/20/97  $.001       45 services      45,000
                                                                          ------
                                                                       4,000,000

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

     Each of the sales listed above was made for services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4 (2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters.

     On November 12, 1999 the Company granted 2,136,000 options to purchase shares at $1.30 per share to entities/persons who contributed to the successful results achieved by the Company in 1999, as follows:

     a. 262,000 options to Gemsco Management Ltd. for designing and implementing the Company's corporate website, advising on technological matters, researching the technology sector and for services as a director.
     b. 262,000 options to Farmind Link Corp. for their role as advisor on strategic issues, technology market trends, and financial and capital market issues.
     c. 262,000 options to Sinhoy Management Ltd. for their contributions to the general management of the Company, investor relations, technological matters and for services as a director.
     d. 212,000 options to Lancaster Pacific Investment, Ltd. for their contributions in the areas of regulatory matters, Chinese market conditions and strategies aimed at penetrating the market.
     e. 50,000 options to Ernest Cheung for services rendered as secretary and director of the Company.
     f. 20,000 options to Yonderiche International Consultants Ltd. for services rendered in matters regarding Chinese government policies and regulations.
     g. 1,068,000 options to Weststar Holdings Limited and employees of Xin Hai Technology Development Ltd., as a group, for the successful continued development of the business in China and achieving excellent operational results during the year. The breakdown of the 1,068,000 options is to be determined at a later date.

     The average closing price for the five trading days ended on November 12, 1999 was $1.28 per share. The closing price on November 12, 1999 was $1.187 per share.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Florida Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonable believed to be in the Company's best interest and is a party by reason of his status as an officer or director, acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

      As permitted by Florida Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability
----------------------

      The Florida Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts in violation of the Florida Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                    PART F/S

FINANCIAL  STATEMENTS AND SUPPLEMENTARY DATA

     The response to this Item is included as a separate Exhibit to this report. Please see pages F-1 through F-16.

                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) Financial Statements and Schedules. The following financial statements and schedules for the Registrant as of December 31, 1999 are filed as part of this report.

     (1) Financial statements of Xin Net Corp. (formerly Placer Technologies, Inc.) and subsidiaries.

Year 1999
---------                                                              Page
                                                                       ----
Cover Page

Index to Financial Statements


Independent Auditors' Report . . . . . . .. . . . . . . . . . . . . . .  F-1

Consolidated Balance Sheet as of December 31, 1999 and 1998 . . . . . .  F-2-F-3

Consolidated Statement of Operations For The Years Ended
         December  31, 1999 and 1998 . . . . . . . . . . . . . . . .  .  F-4

Consolidated Statement of Stockholders' Equity For The Years Ended
         December  31, 1999 and 1998 . . . . . . . . . . . . . . . . .   F-5

Consolidated Statement of Cash Flows For The Years Ended
         December  31, 1999 and 1998 . . . . . . . . . .. . . . . . . .  F-6-F-7

Notes to the Consolidated  Financial Statements . . . . . . . . . . . . F-8-F-16



(2)   Financial Statement Schedules:

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  May 4, 2000
                                    XIN NET CORP.
                                    by:/s/ Marc Hung, President
                                    ----------------------------
                                    Marc Hung, President

      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/Xiao-qing Du         Director                      May 4, 2000
-----------------
Xiao-qing Du

/s/ S.Y. Marc Hung      President and Director        May 4, 2000
------------------
S.Y. Marc Hung

/s/Ernest Cheung        Secretary and Director        May 4, 2000
-----------------
Ernest Cheung

/s/Maurice Tsakok       Director                      May 4, 2000
----------------
Maurice Tsakok

                         XIN NET CORP. AND SUBSIDIARIES
                                 Vancouver, BC

                                  AUDIT REPORT

                           DECEMBER 31, 1999 AND 1998

                                 C O N T E N T S

Independent Auditors' Report . . . . . . .. . . . . . . . . . . . . . .  F-1

Consolidated Balance Sheet as of December 31, 1999 and 1998 . . . . . .  F-2-F-3

Consolidated Statement of Operations For The Years Ended
         December  31, 1999 and 1998 . . . . . . . . . . . . . . . .  .  F-4

Consolidated Statement of Stockholders' Equity For The Years Ended
         December  31, 1999 and 1998 . . . . . . . . . . . . . . . . .   F-5

Consolidated Statement of Cash Flows For The Years Ended
         December  31, 1999 and 1998 . . . . . . . . . .. . . . . . . .  F-6-F-7

Notes to the Consolidated  Financial Statements . . . . . . . . . . . . F-8-F-16

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Clancy and Co., P.L.L.C.           26th Place          Ph:(602) 266-2646
Certified Public Accountants       2601 E. Thomas Rd.  Fax: (602) 224-9496
                                   Suite 110           Email: CLANCYPLLC@aol.com
                                   Phoenix, AZ 85016



                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Xin Net Corp. and Subsidiaries
Vancouver, B.C. V6C 1H2

We have audited the consolidated balance sheet of Xin Net Corp. and Subsidiaries (the Company), as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Xin Net Corp. and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/Clancy  and Co., P.L.L.C.
Phoenix, Arizona

April 14, 2000

                         XIN NET CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

ASSETS                                                                               1999              1998
                                                                                     ----              ----

Current Assets

   Cash                                                                              $ 5,293,429        $  336,189
   Investments (Note 3)                                                                  219,185                 0
   Inventory (Note 4)                                                                     99,206                 0
   Other Receivables                                                                     207,388            37,376
   Accrued Interest Receivable (Note 3)                                                   16,078                 0
   Prepaid Expenses                                                                       16,361             2,614
                                                                                          ------             -----
Total Current Assets                                                                   5,851,647           376,179

Property and Equipment, Net  (Note 5)                                                    422,620           227,427

Other Assets

   Organizational Costs, Net (Note 2)                                                        923               969
                                                                                             ---               ---

TOTAL  ASSETS                                                                        $ 6,275,190        $  604,575
                                                                                       =========           =======

   The accompanying notes are an integral part of these financial statements.

                                      F-2

                         XIN NET CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998


LIABILITIES AND STOCKHOLDERS' EQUITY                                                 1999              1998
                                                                                     ----              ----

Current Liabilities

   Accounts Payable and Other Accrued Liabilities                                     $  162,041        $   20,504
   Capital Lease Obligation, Current Portion (Note 6)                                     58,920                 0
   Unearned Revenue                                                                      118,739            33,312
   Other Advances (Note 7)                                                                     0            20,000
                                                                                         --------           ------
Total Current Liabilities                                                                339,700            73,816

Long Term Liabilities

   Capital Lease Obligation, Noncurrent Portion (Note 6)                                 126,269                 0
                                                                                         -------                 -

Total Liabilities                                                                        465,969            73,816

Commitments and Contingencies (Note 6)                                                      None              None

Stockholders' Equity
   Common Stock: $0.001 Par Value,  Authorized
     50,000,000; Issued and Outstanding, 21,360,000 and
     14,075,000, respectively                                                             21,360            14,075
    Additional Paid In Capital                                                         7,214,025           862,990
    Retained Earnings (Accumulated Deficit)                                          (1,318,945)         (234,918)
    Accumulated Other Comprehensive Loss                                               (107,219)         (111,388)
                                                                                       --------           -------
TOTAL STOCKHOLDERS' EQUITY                                                             5,809,221           530,759
                                                                                       ---------           -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 6,275,190        $  604,575
                                                                                       =========           =======

   The accompanying notes are an integral part of these financial statements.

                                      F-3


                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


YEAR ENDED, DECEMBER 31:                                               1999                    1998
                                                                       ----                    ----

Revenues                                                                $   982,108            $   494,676
Costs of Revenues                                                           238,429                 96,710
                                                                            -------                 ------
Gross Profit                                                                743,679                397,966

Expenses

   General and Administrative                                             2,000,719                454,330
                                                                          ---------                -------

Operating Loss                                                          (1,257,040)               (56,364)

Other Income

   Interest Income                                                          173,013                  4,845
                                                                            -------                  -----

Net Loss Available to Common Stockholders                             $ (1,084,027)     $         (51,519)
                                                                         =========                =======

Basic Loss Per Common Share                                             $    (0.06)            $   (0.004)
                                                                             =====                  =====

Basic Weighted Average Common

Shares Outstanding                                                       18,647,411             14,075,000
                                                                         ==========             ==========

 The accompanying notes are an integral part of these financial statements.

                                      F-4


                         XIN NET CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





                                                                                        Retained          Accumulated
                                                                      Additional       Earnings /            Other
                                                   Common Stock         Paid In        Accumulated       Comprehensive
                                              Shares         Amount     Capital          Deficit         Income (Loss)     Total
                                              ------         ------     -------          -------        -------------      -----
Balance, December 31, 1997,
as restated                                14,075,000      $ 14,075        $822,490       $ (183,399)     $  (111,373)     $ 541,793

Loss, Year Ended December  31, 1998                                                          (51,519)                       (51,519)

Capital Contributions For Past Services                                      40,500                                          40,500

Other Comprehensive Income:

Translation Adjustments                                                                                           (15)          (15)
                                                                                                                -------     --------

Balance, December 31, 1998                 14,075,000        14,075         862,990         (234,918)        (111,388)       530,759

Exercise of Stock Options For
Cash at $.40 Per Share, April               1,400,000         1,400         558,600                                          560,000

Compensatory Cost-Stock Options                                              42,000                                           42,000

Private Placement of Common Stock
for Cash at $1.00 Per Share, May            5,500,000         5,500       5,494,500                                        5,500,000

Offering Costs                                                            (385,000)                                        (385,000)

Common Stock For Services
Rendered at $1.00 Per Share, September        385,000           385         384,615                                          385,000

Capital Contributions For Past Services                                     256,320                                          256,320

Loss, Year Ended December 31, 1999                                                        (1,084,027)                    (1,084,027)

Other Comprehensive Income:
Translation Adjustments                                                                                          4,169         4,169
                                                                                                          ------------    ----------
BALANCE, DECEMBER 31, 1999                 21,360,000      $ 21,360     $ 7,214,025     $ (1,318,945)     $  (107,219)   $ 5,809,221
                                           ==========        ======       =========        =========         ========      =========





   The accompanying notes are an integral part of these financial statements.
                                       F-5


                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

YEAR ENDED DECEMBER 31,                                                                1999                    1998
                                                                                       ----                    ----

Cash Flows From Operating Activities

   Net Loss                                                                           $(1,084,027)             $  (51,519)
   Adjustments to Reconcile Net Loss to Net Cash
      Depreciation and Amortization                                                         54,181                  47,930
      Recognition of Unearned Revenue From Prior Periods                                  (33,312)                       0
      Capital Contributions For Services Performed                                         256,320                  40,500
      Compensatory Cost - Stock Options                                                     42,000                       0
      Common Stock Issued for Services                                                     385,000                       0
      Translation Adjustments                                                                4,169                    (15)
      Changes in Assets and Liabilities
         (Increase) Decrease in Inventory                                                 (99,206)                       0
         (Increase) Decrease in Other Receivables                                        (170,012)                 (9,314)
         (Increase) Decrease in Prepaid Expenses                                          (13,747)                 (2,614)
         (Increase) Decrease in Accrued Interest Receivable                               (16,078)                       0
          Increase (Decrease) in Accounts Payable                                          141,537                   7,529
          Increase (Decrease) in Unearned Revenue                                          118,739                  33,312
                                                                                           -------                  ------
      TOTAL ADJUSTMENTS                                                                    669,591                 117,328
                                                                                           -------                 -------
Net Cash Provided By (Used In) Operating Activities                                      (414,436)                  65,809

Cash Flows From Investing Activities

   Purchase of Property and Equipment                                                     (34,369)                (86,986)
   Purchase of Investments                                                               (219,185)                       0
                                                                                         --------                        -
Net Cash Flows Used In Investing Activities                                              (253,554)                (86,986)

Cash Flows From Financing Activities

   Proceeds From Sale of Common Stock                                                    6,060,000                       0
   Offering Costs                                                                        (385,000)                       0
   Principal Payments on Capital Lease Obligations                                        (29,770)                       0
   Related Party Advances (Repayments)                                                    (20,000)                  20,000
                                                                                          -------                   ------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                5,625,230                  20,000
                                                                                         ---------                  ------

Increase (Decrease) in Cash and Cash Equivalents                                         4,957,240                 (1,177)


 The accompanying notes are an integral part of these financial statements.


                        XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

YEAR ENDED DECEMBER 31,                                                                1999                    1998
                                                                                       ----                    ----

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                               336,189                 337,366
                                                                                           -------                 -------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                 $ 5,293,429              $  336,189
                                                                                         =========                 =======


SUPPLEMENTAL INFORMATION:
Cash paid for:

     INTEREST                                                                         $      5,055              $        0
                                                                                         =========
     INCOME TAXES                                                                  $             0              $        0
                                                                                      ============
Noncash Investing and Financing:
   CAPITAL CONTRIBUTIONS FOR SERVICES PERFORMED                                         $  256,320              $   40,500
                                                                                           =======                ========
   COMPENSATORY COST - STOCK OPTIONS                                                   $    42,000              $        0
                                                                                          ========             ===========
   COMMON STOCK ISSUED FOR SERVICES                                                     $  385,000              $        0
                                                                                           =======             ===========
   EQUIPMENT ACQUIRED UNDER CAPITAL LEASE OBLIGATION                                    $  214,959              $        0
                                                                                           =======             ===========


 The accompanying notes are an integral part of these financial statements.
                                       F-7

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION

         Xin Net Corp. (the Company) was incorporated under the laws of the State of Florida on September 12, 1996, under the name of Placer Technologies, Inc., with an authorized capital of 2,000 shares of common stock with a par value of one cent ($0.01) per share. On December 11, 1996, the Company amended its Articles of Incorporation to increase its capital stock to 50,000,000 shares with a par value of one mil ($0.001) per share. On July 22, 1998, the Company amended its Articles of Incorporation and changed its name to Xin Net Corp. The Company provides internet services in China including internet access and content services, domain name registration, and other value-added services, such as e-commerce, auction, and advertising.

         The Company has two wholly owned subsidiaries: Infornet Investment Limited, (a Hong Kong Corporation) which is a telecommunication and management network company providing financial resources and expertise in telecommunication projects; and Infornet Investment Corp., (a Canadian Corporation), which is engaged in a similar line of business, has 100,000,000 common shares of no par value authorized, with 100 shares issued and outstanding.

         The Company acquired Infornet Investment Limited, formerly Micro Express Limited, at no cost. The name change took place on July 18, 1997.

         During 1997, the Company issued 5,000,000 shares of common stock to acquire the wholly owned subsidiary, Infornet Investment Corp. (Canada), for a total value of $65, representing the organizational costs of filing fees. The shares were issued on March 3, 1997.

         On August 25, 1997, through its wholly owned subsidiary, Infornet Investment Limited (Hong Kong), under the laws of the People's Republic of China, the Company formed an 80% cooperative joint venture called Placer Technologies Corp. (a limited liability company) with Xin Hai Technology Development Ltd. (a People's Republic of China Corporation) (Xin Hai) as a 20% partner, for a term of twenty (20) years. The Company's wholly owned subsidiary, Infornet Investment Limited, is obligated to contribute all of the capital of the joint venture. The registered capital was initially $525,000 U.S. Dollars and subsequently increased by $1,000,000 by an amendment to the joint venture agreement dated December 15, 1999, for a total registered capital of $1,525,000. The Company has already contributed this figure and no further capital contribution is required from Infornet Investment Limited, however, the Company continues to advance loans to the joint venture as necessary to fund the operations of the business. The joint venture designates distribution of 100% of the profits to Infornet and 0% to Xin Hai, until recoupment of the Company's invested capital. On April 13, 2000, the Company amended the joint venture agreement to give the Company control over the joint venture for another fifteen (15) years after the recovery of total investment and interest from the external financing in the joint venture. In accordance with Statement of Financial Accounting Standards ("SFAS") 94, "Consolidation of All Majority-Owned Subsidiaries," the purchase method is used to account for the investment in the joint venture because the Company controls the decisions of the joint venture. Therefore, until this point, 100% of the profits and losses are consolidated and no minority interest is recorded. Total advances to the joint venture as of December 31, 1999 and 1998 were $1,558,689 and $424,883, respectively.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - ORGANIZATION (CONTINUED)
         -----------------------

         Xin Hai's business consists of upgrading telecommunication technology and services in China. Xin Hai is an experienced Internet Service Provider (ISP) based in Beijing, China. ISP licenses are tightly controlled by the Ministry of Information Industry (MII) and provide a substantial barrier to entry. Xin Hai plans to position itself as a major supplier of Internet services in China by covering the major cities. The joint venture will be operated in accordance with the laws and regulations in China which allow Sino-foreign joint venture companies to construct Internet access networks and to have ownership rights and rights for return on investment, but disallow joint venture companies to operate such networks.

         The Company was classified as a development stage company in prior years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         The Company's financial statements are prepared using the accrual method of accounting.

         CASH AND CASH EQUIVALENTS

         Cash equivalents consists of time deposits with original maturities of three months or less.

         INVESTMENTS

         The Company determines the appropriate classification of marketable debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1999, the Company's had marketable debt securities classified as held-to-maturity, carried at amortized cost, which approximates fair value.

         CONCENTRATION OF CREDIT RISK

         The Company maintains U.S. Dollar cash balances in Canadian banks, that are not insured.

         PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Infornet Investment Corp. (Canada) and Infornet Investment Limited (Hong Kong) and the corporate joint venture to include the assets, liabilities, revenues and expenses of all entities over which the Company has control. All significant intercompany transactions and balances have been eliminated in consolidation.

         PURCHASE METHOD

         Investments in companies have been included in the financial report using the purchase method of accounting on the basis of the fair value of the acquired assets less liabilities assumed. The

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

         Company retains the acquired companies as subsidiaries. The Company's wholly owned subsidiaries, Infornet Investment Corp. (Canada) and Infornet Investment Limited (Hong Kong), provide similar Internet services to the Canadian and Chinese markets. The Company also consolidates the assets, liabilities, revenues and expenses of the joint venture because it has control over its operating and financing decisions.

         INVENTORY

         Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS AND RETURN ALLOWANCES

         Accounts receivable are shown net of allowances for doubtful accounts and returns which are estimated as a percent of accounts receivable and sales, respectively, based on prior year's experience.

         PROPERTY AND EQUIPMENT

         Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

         REVENUE RECOGNITION

         Revenue is recognized when earned. The Company's revenue is primarily derived from the sale of nonrefundable subscription services (Internet access usage cards and content services) and domain name registration services, and are recognized over the period the services are provided or the services are delivered. Revenue attributable to undelivered elements, including technical support and Internet browser technologies, is based on the average sales price of those elements and is recognized ratably on a straight-line basis over the product's life cycle. Other revenues, which are minimal, consist principally of electronic commerce and advertising revenues, developing of web site home pages, developing computer hardware, software, and telecommunications network technology, and are recognized as the services are performed or when the goods are delivered.

         COST RECOGNITION

         Cost of revenue includes direct costs to produce and distribute product and direct costs to provide online services, consulting and product support. Costs incurred for the production of computer software used in the sale of its services, including direct labor and related overhead for software produced by the Company and the cost of software purchased from third parties are capitalized. All costs in the software development process which are classified as research and development are expensed as incurred until technological feasibility has been established. Once established, such costs are capitalized until the software has completed testing and is generally

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

         available. Product development costs are expensed as incurred. SFAS No 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, does not materially affect the Company. Selling,
         general,   and   administrative   costs  are   expensed  as  incurred.
         Advertising costs are expensed as incurred

         UNEARNED REVENUE

         Unearned revenue consists primarily of prepaid subscription agreements. End users receive certain elements of the Company's products over a period of time. These elements include browser technologies and technical support. Consequently, the Company's earned revenue reflects the recognition of the fair value of these elements over the product's life cycle.

         AMORTIZATION

         Costs incurred to organize the Company have been capitalized and are amortized using the straight-line method over seven years. Amortization charged to expense during 1999 and 1998 was $46 and $62, respectively.

         USE OF ESTIMATES

         Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

         INCOME TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

         PER SHARE OF COMMON STOCK

         Effective January 1, 1997, basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. Diluted weighted average shares outstanding exclude the potential common shares from warrants and stock options because to do so would have been antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

         STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1, 1997.

         FOREIGN OPERATIONS

         The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

         Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of an foreign currency investment position, are included in the results of operations as incurred.

         BUSINESS SEGMENT INFORMATION

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The
         Company's reportable segments are geographic areas that provide Internet services and products.

         CAPITAL STRUCTURE

         The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 has no effect on the Company's financial statements

         COMPREHENSIVE INCOME

         The Company has  implemented  SFAS No.  130,  "Reporting  Comprehensive
         Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

         income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 required the Company to reclassify translation adjustments as other comprehensive income, as a separate component of stockholders' equity.

         START-UP COSTS

         Effective January 1, 1998, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. This new requirement did not have a significant effect on the financial statements for 1999 or 1998.

         RECLASSIFICATIONS

         Certain prior period amounts have been reclassified to conform to the current year presentation.

         PENDING ACCOUNTING PRONOUNCEMENTS

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INVESTMENTS

         All marketable debt securities were classified as held-to-maturity and carried at amortized cost. Investments at December 31, 1999, consisted of Canadian Treasury Securities of $316,349 Canadian Dollars, or $219,185 U.S. Dollars, with a maturity date of May 25, 2000. The estimated fair value approximated its amortized cost and therefore, there were no significant unrealized gains or losses. Accrued interest receivable at December 31, 1999, was $5,884.

NOTE 4 - INVENTORY

         Inventory at December 31, 1999, of $99,206 consists of internet access cards, modems, and accessories.

NOTE 5 - PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31:

                                                1999                      1998
                                               ------------------         ----
         Office Equipment                  $     8,586                $   3,440
         Equipment                             521,627                  279,551
         FURNITURE                               5,455                    3,349
                                               ------------------     ----------
         Total                                 535,668                  286,340
         LESS ACCUMULATED DEPRECIATION        (113,048)                (58,913)
                                               ------------------     ----------
         NET BOOK VALUE                    $   422,620                 $227,427
                                               ==================     ==========

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 5 - PROPERTY AND EQUIPMENT (CONTINUED)
         ---------------------------------

         Depreciation charged to expense for the years ended 1999 and 1998 was $54,135 and $47,868.

NOTE 6 - CAPITAL LEASE OBLIGATION

         The Company leases computer equipment through its wholly owned subsidiary, Infornet Investment Corp., for a term of thirty-six (36) months at approximately $5,719 (Canadian $8,407) per month, payable in advance, through June 30, 2002. The liability includes imputed interest at an average rate of 6.12% per annum. Before the end of the initial lease term, the Company has following options upon one month's written notice: return the leased items, purchase the leased items, or renew the lease. The initial lease term will automatically extend on a month to month basis, under the same terms, until canceled by either party upon one month's written notice.

         Total minimum lease payments for the year ended December 31:
         2000                                     $     68,530
         2001                                           68,530
         2002                                           65,167
                                                      --------
                                                       202,227

         LESS:  AMOUNT REPRESENTING INTEREST           (17,038)
                                                      --------
         Present value of minimum lease payment        185,189
         LESS:  CURRENT PORTION                        (58,920)
                                                      ---------
         NONCURRENT PORTION                            126,269
                                                      =========

NOTE 7 - OTHER ADVANCES

         Other advances of $20,000 at December 31, 1998, represent funds advanced to the Company, bearing no interest and due on demand. The advance was paid in full during April 1999.

NOTE 8 - INCOME TAXES

         There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of timing differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

         DEFERRED TAXES                               1999           1998
         -----------------------------------         ----------     -------
         Net Operating Loss Carryforwards            $ 461,361    $  82,221
         DEFERRED REVENUES                             (41,559)     (11,660)
                                                     ----------     -------

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 8 - INCOME TAXES (CONTINUED)
         -----------------------
                                                 1999                1998
                                                 -----------         ----
         Total                                   419,802            70,561
         VALUATION ALLOWANCE                    (419,802)          (70,561)
                                                 -------            ------
         NET DEFERRED TAX ASSETS           $           0     $           0
                                          ===============       ==========

         The  Company  has  available  net  operating  loss   carryforwards   of
         approximately $1,300,000 for tax purposes to offset future taxable income, which expire principally in the year 2012.

         Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 9 - SEGMENT AND GEOGRAPHIC DATA

         The Company's  reportable  segments are  geographic  areas that provide
         Internet services and products to the Chinese markets. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, and, as it relates to segment profit (loss), income and expense not allocated to reportable segments.

                                                CHINA             CANADA                OTHER                      TOTAL
                                                -----             ------                -----                      -----
    DECEMBER 31, 1999
    -----------------
    Revenue                             $       982,108     $          0    $               0              $     982,108
    Operating Income (Loss)                    (738,750)         (32,596)            (485,694)                (1,257,040)
    Total Assets                              2,561,103           20,739            3,693,348                  6,275,190
    Capital Expenditures                        415,012            3,440                7,253                    425,705
    Depreciation/Amortization                    52,323              596                1,262                     54,180
    Interest Income                               2,239                0              170,774                    173,013

    DECEMBER 31,  1998

    Revenue                                  $  494,676          $43,827               $    0                  $ 538,503
    Operating Income (Loss)                      77,869         (22,236)             (111,997)                   (56,364)
    Total Assets                                593,510            5,759                5,306                    604,575
    Capital Expenditures                        282,900            3,440                    0                    286,340
    Depreciation/Amortization                    47,146              784                    0                     47,930
    Interest Income                                                1,279                    0                      4,845



                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


         RECONCILIATION OF SEGMENT INFORMATION - The reconciling item to adjust total revenues to consolidated revenues for 1998 is the amount of revenues recorded on Canada's books (a subsidiary) as management fee income, recorded as an expense on the parent's books, and eliminated in consolidation. Management fee income/expense is $43,827 for the year ended December 31, 1998.

NOTE 10 - WARRANTS

         The Company has issued 5,500,000 warrants as part of the unit private placement in May 1999. Each warrant entitles the holder to purchase, on or before March 31, 2001, one (1) additional unit at a price of $2.00 per unit, each unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) additional common share of the Company at a price of $5.00 per share on or before March 31, 2002.

         The Company has also issued 385,000 warrants as part of the unit private placement in May 1999 to Richco Investors, Inc. for services rendered in structuring and arranging the private placement. Each warrant entitles the holder to purchase, on or before March 31, 2001, one (1) additional unit at a price of $2.00 per unit, each unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) additional common share of the Company at a price of $5.00 per share on or before March 31, 2002.

         The warrants were not valued because the exercise price of the warrants exceeded the fair market value of the common stock at the date of issuance.

         As of the date of issuance of these financial statements, all of the warrants are outstanding.

NOTE 11 - STOCK OPTIONS

         On November 12, 1999, the Company granted 2,136,000 options to various parties for services contributed to the success and development of the Company, at an exercise price of $1.30 per share, and expiring on November 12, 2004. As of the date of issuance of these financial statements, none of the options have been exercised.

         The effect of applying SFAS No. 123 on 1999 pro forma net loss as stated below is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. Had compensation cost for the Company's stock options been determined based upon fair value at the grant date, the Company's net loss in 1999 would have been $1,207,777, or $(0.06) per share. The fair value of the option grants are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 185%, a risk-free interest rate of 5%, and an expected life of 5 years.

                                  EXHIBIT LIST
                                  ------------

SK #

3.1       Articles of Incorporation to Placer Technology, Inc.*

3.2       Articles of Amendment to Placer Technology, Inc.*

3.3       Articles of Amendment to Placer Technology, Inc. to change name to Xin
          Net.*

3.4       Bylaws to Placer Corp. (Xin Net)*

3.5       Articles of Incorporation to Infornet (B.C.) Investment Corp. &
          Amendment*

3.6 Articles of Incorporation to Micro Express (Hong Kong) and Amendment to change name to Infornet Investment, LTD.*

3.7       Articles of Association Placer Technology Corp. (China)*

10.1 Contract Between Xin Hai Technology Development, L.T.D. and Infornet Investment, L.T.D. dated August 25, 1997*

10.2      Cooperative Joint Venture Contract Placer Technologies/Xin Hai*

10.3      EDUVERSE Non-Exclusive Binding Agreement*

10.4      Addendum to Agreement/Cooperative Joint Venture*

10.5 Letter between Xin Hai Technology Development L.T.D. and Infornet Investment, L.T.D. dated April 13, 2000

10.6 Amendment to Agreement among Placer Technologies Corp. and Xin Hai Technology Development, L.T.D. and Infornet Investment Limited dated April 25, 2000

  *       Previously filed with Form 10SB.